SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: March 1, 2006	By:	/s/ Nancy C. Gardner

REUTERS GROUP PLC – PRELIMINARY RESULTS	23 February 2006

      for the year ended 31 December 2005

	Year to 31 December
	2005	2004*
STATUTORY RESULTS (UNAUDITED & PREPARED UNDER IFRS)	£m	£m
Revenue	2,409	2,339
Operating profit	207	194
Finance costs	(12)	(12)
Profit on disposal of associates & available-for-sale financial assets	38	203
Share of post-taxation profits from associates and joint ventures	5	11
Profit before taxation	238	396
Profit for the year from continuing operations	229	356
Discontinued operations**
Profit for the year from discontinued operations	253	19
Reuters Group profit	482	375
Basic earnings per share	32.6p	26.0p
Dividend per ordinary share	10.0p	10.0p

Business Performance Measures*** (unaudited)
Reuters operating profit	207	194
Excluding:
Restructuring charges from Fast Forward and acquisition of Moneyline Telerate	112	120
Impairments & amortisation of business combination intangibles	22	16
Income from fixed asset investments	(1)	-
Profit on disposal of subsidiaries	(4)	(4)
Fair value movements	(2)	-
Reuters trading profit****	334	326
Reuters trading margin****	14%	14%
Reuters adjusted EPS*****	13.8p	11.8p

Financial highlights

First full year of revenue growth since 2001

•	Full year revenue up 3%
•	H2 underlying recurring revenue up 1.7% (guidance: 1-2%) plus strong revenue retention at Telerate
•	Usage revenue from Reuters transactions services up 10%
•	Revenue from Reuters 3000 Xtra up 18% – over 100,000 positions installed.

Profits up

•	Reuters Group profit of £482 million, up 28% compared to 2004
•

Trading profit £334 million (2004: £326 million) after including £41 million of new investment in Core Plus growth and transformation and an additional £7 million charge in 2005 arising from accounting for the Reuters Pension Fund as a defined benefit plan

•	Reuters adjusted EPS of 13.8p, up 17% compared to 2004.

* 2004 comparatives are presented under IFRS and now include Reuters Pension Fund (RPF) as a defined benefit plan, as set out on page 30.

** Discontinued Operations include Radianz Limited (Radianz) and Instinet Group Incorporated (Instinet Group), including Bridge Trading Company (BTC) (see pages 17 & 18).

*** This release includes certain non-GAAP figures which are business performance measures used to manage the business. See pages 34 to 46 for explanations and reconciliations to the most directly comparable IFRS figures. Reconciliations of business performance measures which are stated at constant exchange rates and exclude acquisitions and disposals are reconciled to the statutory results on pages 41 to 44 and at www.about.reuters.com in the Investors section under Financial Data.

**** Reuters trading profit and trading margin are defined as operating profit from continuing operations before restructuring charges associated with Fast Forward and acquisitions, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

***** Reuters basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects.

Cash returned to shareholders

•	£363 million of cash returned to shareholders via dividend payments and share buyback in 2005. £1 billion share buyback programme due to complete by July 2007.

Outlook

•

In 2006 Reuters expects to accelerate revenue growth through its Core Plus investment programme against a backdrop of favourable market conditions. Reuters is targeting total revenue growth of around 5%. This includes acquisitions and a percentage point of growth from Core Plus and excludes currency effects.

Business Highlights

Fast Forward completed

Reuters has achieved its Fast Forward objectives of becoming more competitive, simpler, more customer-service oriented and more efficient.

•	Converted annual revenue decline of 11% in the first year of Fast Forward (2003) to growth of 3% in 2005
•	On track for £440 million annualised cost savings by end 2006, contributing to total reduction of c. £900 million since 2001
•	Strengthened and streamlined product line to appeal to multiple segments in the financial and media markets
•	Improved customer satisfaction
•	Simplified core business by divesting or closing portfolio holdings, including Instinet Group and Radianz in 2005, for total cash proceeds of £1.3 billion.

Early progress announced today on Core Plus growth strategy

•	Ground-breaking contract with Citigroup validates new approach to enterprise-wide sales
•	Exclusive content agreement with MasterCard to distribute earliest view of US retail data
•	Good momentum on new electronic trading products – significant increases in active traders and trade volumes on Reuters Trading for Fixed Income and Reuters Trading for Foreign Exchange
•	Good 2005 revenue growth in new markets: India (19%) and China (12%).

Tom Glocer, Reuters Chief Executive, said: “Fast Forward has delivered revenue growth at Reuters for the first time in four years. Customers are showing increasing confidence in our new products and the Core Plus strategy, highlighted by the landmark enterprise agreement we signed with Citigroup at year end. I am confident that in 2006 we will increase growth while reinforcing our hard-won cost discipline.”

Ends

Contacts:

Miriam McKay	Tel: +44 (0) 20 7542 7057	Johnny Weir	Tel: +44 (0) 20 7542 5211
miriam.mckay@reuters.com		Johnny.weir@reuters.com

Karen Almeida	Tel: +44 (0) 20 7542 8617	Steve Trowbridge	Tel: + 44 (0) 20 7542 5177
karen.almeida@reuters.com		steve.trowbridge@reuters.com

REUTERS RESULTS – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

Revenue

Reuters full year revenue grew 3% to £2,409 million (2004: £2,339 million). This is Reuters first full year of revenue growth since 2001. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue was approximately the same as 2004. Acquisitions, particularly of Telerate (closed in June 2005), accounted for most of the difference between actual and underlying increases, with the remainder due to currency movements. In the newly integrated Telerate business, sales focus on revenue retention post acquisition drove better than expected revenue performance.

Recurring revenue, which represented 93% of Reuters revenue in 2005, was £2,242 million (2004: £2,164 million), up 1% on an underlying basis (4% on an actual basis). In the second half of the year underlying recurring revenue grew by 1.7% compared to Reuters guidance of a 1-2% increase.

Usage revenues, 4% of Reuters revenue in 2005, grew by 13% to £97 million (2004: £86 million). This was driven by strong performance from Reuters transaction services as well as higher advertising revenue from reuters.com.

Outright revenue, 3% of Reuters revenue in 2005, totalled £70 million (2004: £89 million), a decline of 22% compared to 2004. This decline is in line with company expectations, and is mainly due to Reuters withdrawal from technology consulting as part of the Fast Forward programme, a process which is nearing completion.

Desktop access numbers totalled 346,000 at the end of 2005, up 18,000 from the end of 2004. This increase was driven by the acquisition of Telerate. Average revenue per access (ARPA) for Q4 was up 2% compared to the same period in 2004, driven by price increases and a shift in the product mix to higher value accesses.

Trading Costs

Trading costs (including Core Plus investments for growth and transformation and excluding Fast Forward and acquisition related restructuring charges) totalled £2,075 million in 2005 (2004: £2,013 million), flat on an underlying basis (up 3% on an actual basis), demonstrating Reuters continued cost discipline. The differences between the underlying and actual increases are mostly linked to acquisitions, principally Telerate, with the remainder due to currency movements.

A change to the accounting treatment of the Reuters Pension Fund (RPF), which is now recognised as a defined benefit plans rather than a defined contribution plans, resulted in an additional 2005 charge of £7 million. At the 2005 year end a deficit of £223 million from the RPF was recorded on Reuters balance sheet. Further details can be found on page 31.

As announced in July, Reuters invested £41 million in the second half of 2005 in new transformation projects and Core Plus growth initiatives. These included investment in new electronic trading products and rationalising data centres and product development units.

The Fast Forward business transformation programme is now complete and Reuters remains on track to achieve annualised cost savings of £440 million from the programme by the end of 2006. In 2005, Reuters delivered a further £126 million of annualised savings taking the total to £360 million under Fast Forward. These resulted largely from outsourcing Reuters network to BT Radianz in April 2005, headcount reductions and expanding Reuters content and development facilities in Bangalore and Bangkok.

Trading Profit

Trading profit was £334 million in 2005 (2004: £326 million). Trading margin was 14% (2004: 14%), after including expenditure on investments in the Core Plus programme. The net effect of currency movements on trading profit was neutral with the small positive effect on revenue offset by a small negative effect in the cost base.

Operating Profit

Operating profit totalled £207 million in 2005 (2004: £194 million). Fast Forward restructuring costs of £94 million were higher than originally expected, due to additional severance and property related charges associated with the £20 million acceleration in cost savings, beyond the initial 2005 target of £340 million.

Profit for the Year from Continuing Operations

Profit for the year from continuing operations was £229 million (2004: £356 million). The year-on-year decrease was almost entirely driven by a reduction in profits from asset disposals. In 2004, continuing operations contained the profits from the sale of a 39% stake in Tibco Software Inc. and Reuters holding in GL Trade, whereas the £38 million of disposal profits in 2005 came largely from further sales of Reuters remaining Tibco Software Inc. stake.

Taxation in 2005 of £9 million was notably lower than 2004, driven by the beneficial effect of settling prior year taxation items.

Profit for the Year from Discontinued Operations

Profit from discontinued operations was £253 million (2004: £19 million). This was largely made up of the post-taxation profit of £191 million on the disposal of Instinet Group and £68 million profit after taxation from Instinet Group’s business operations prior to its sale in December 2005.

Reuters Group Profit

Reuters Group profit was £482 million in 2005, up from £375 million in 2004.

Cash Flow

Free cash flow was £88 million in 2005 (2004: £208 million). The year-on-year decline was driven largely by increases both in capital investment and restructuring costs. Higher capital investment resulted from Reuters move to its new London headquarters at Canary Wharf, stepped-up investment in data centres and in product development and software costs. 2005 cash restructuring costs were £147 million (2004: £100 million), of which £132 million represented the peak year for Fast Forward cash charges and the remainder related mainly to the integration of Telerate. Cash flow in 2004 also benefited from £49 million of property disposals which did not recur in 2005. A reconciliation between free cash flow and statutory cash flow can be found on page 46.

At the end of December 2005 Reuters had net funds of £253 million (2004: £181 million of net debt in Reuters). Net proceeds from disposals and acquisitions, primarily divestments of Instinet Group and Radianz, totalled £710 million. Dividend payments were £140 million, and Reuters returned £223 million to shareholders as part of the share buyback initiated in July 2005.

SALES & TRADING DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December		% Change
	2005	2004	Actual
	£m	£m
Revenue	1,595	1,542	3%
Trading costs	(1,354)	(1,289)	5%
Trading profit	241	253	(5%)
Trading margin	15%	16%

Revenue from Sales & Trading, 66% of Reuters revenue for the year, was £1,595 million (2004: £1,542 million), down 1% on an underlying basis and up 3% on an actual basis. The incorporation of Telerate revenue accounts for most of the difference between the underlying and actual results.

Reuters Xtra family revenue in Sales & Trading grew by 11% compared to 2004. Reuters 3000 Xtra revenue growth of 18% in 2005 came from a mixture of new business, including the displacement of competing desktops at some of Reuters largest customers, and the migration of customers from legacy products.

Trading capabilities played an important part in the performance of the Reuters Xtra family in 2005. In particular, usage revenue from foreign exchange trading over Reuters Dealing was up 10%. As trading between banks and their customers continued to move from phone to screen, Reuters Electronic Trading added 30 new customers in 2005 and saw volumes increase six fold. Reuters newest transactions products, Reuters Trading for Fixed Income and Reuters Trading for Foreign Exchange, continued to build momentum with significant increases in active traders and trading volumes. Reuters Messaging is proving increasingly popular in the credit and fixed income communities, and now has around 60,000 regular users.

In the Reuters Trader family, reductions in legacy positions continue to be the main drag on recurring revenue, although cancellations were mostly of lower value accesses. Migration to Reuters 3000 Xtra and continued growth in new Reuters Trader positions (over 8,200 now installed) ensured that overall revenue retention within Reuters remained high.

Trading costs totalled £1,354 million, flat on an underlying basis and up 5% on an actual basis compared to 2004, with the incorporation of Telerate costs accounting for the majority of the difference. Fast Forward savings from reduced communications costs under the BT Radianz agreement were offset by investment in Core Plus initiatives, notably electronic trading and development and data centre restructuring, as well as service resilience.

Looking forward to 2006, the major revenue drivers in Sales & Trading are expected to be new trading services; continued growth from Reuters 3000 Xtra; Telerate revenue retention; and the deployment of Reuters Trader to reduce attrition and attract new customers. There are three sources of revenue from electronic trading: transactions based revenues; recurring revenue from new desktop sales; per message fees from trades processed through the Reuters Trade Notification Service. Increased Core Plus investment in electronic trading and development transformation will affect Sales & Trading profitability.

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December		% Change
	2005	2004	Actual
	£m	£m
Revenue	268	262	2%
Trading costs	(288)	(269)	7%
Trading loss	(20)	(7)	-
Trading margin	(7%)	(3%)

Revenue from Research & Asset Management, 11% of Reuters revenue for the year, was £268 million, up 2% on an actual basis and 3% on an underlying basis. The difference between the two numbers reflects the net impact of acquisitions and disposals.

Revenue from the Reuters Xtra and Reuters Trader families included in the Research & Asset Management division grew 5% to £76 million. The success of making Reuters Knowledge available through Reuters 3000 Xtra and Reuters Trader was the key driver of this growth.

In the Reuters Knowledge family, revenue of £57 million was up 9% on an underlying basis, excluding disposals. Underlying growth was driven by new sales of Reuters Knowledge and feeds of fundamentals and estimates data. Reuters Knowledge accesses grew by 3,000 over the course of 2005 to 11,000.

In the Reuters Wealth Manager family, revenue of £135 million was up 1% on an underlying basis. Growth in areas such as Lipper, the fund information subsidiary, and Reuters Plus, the US retail equities product, was partly offset by a revenue decline from products such as Reuters Markets Monitor where Reuters decided to withdraw from unprofitable business.

Trading costs totalled £288 million, a 7% increase compared to 2004. This increase resulted from investment in Core Plus, particularly development transformation; investment to enhance the performance of Reuters Wealth Manager; and targeted sales campaigns to drive the growth of Reuters Knowledge and Wealth Management products. This investment was partially offset by Fast Forward savings generated by the move of certain content activities to Bangalore.

Looking forward to 2006, revenue growth in Research & Asset Management is expected to be driven by three factors: sales of Reuters Knowledge, both stand alone and embedded in Reuters 3000 Xtra; improved Lipper content; and demand for new high value content such as the new MasterCard data and EcoWin macro-economic data. This will be more than balanced by investment in high value content and product functionality as part of Core Plus.

ENTERPRISE DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December		% Change
	2005	2004	Actual
	£m	£m
Revenue	393	391	1%
Trading costs	(298)	(328)	(9%)
Trading profit	95	63	52%
Trading margin	24%	16%

Revenue from the Enterprise division, 16% of Reuters total revenue, was £393 million, up 1% for the year but down 1% on an underlying basis. This was driven by strong growth in Reuters Enterprise Information, partly offset by declines in outright revenue from Reuters Information Management.

Reuters Enterprise Information, which accounts for 52% of the Enterprise division’s revenue, saw revenue rise by 11% to £203 million. Real time datafeed revenue grew 4% and Reuters DataScope revenue grew 36%, driven by increased demand for machine readable real time and historical data to power an increasingly wide range of customer applications. Looking forward to 2006, Reuters expects increased customer demand for machine-readable content in standardised formats.

Revenue in Reuters Information Management, 28% of divisional revenue, was down 14% to £108 million. Growth in recurring revenue from Reuters Market Data System (RMDS), primarily maintenance, was more than offset by a fall in outright revenue. This fall was driven by Reuters withdrawal from technology consulting as part of the Fast Forward programme, the impact of moving to desktop based solutions at smaller sites and the fact that the majority of customers have already migrated from legacy platforms onto RMDS. With the RMDS upgrade programme drawing to a successful close and a standard platform now largely in place, the focus in 2006 will shift to marketing new products such as Reuters Wireless Delivery Service and Reuters Tick Capture Engine. Reuters will also expand its third party developers programme to encourage development of applications on RMDS.

Reuters Trade and Risk Management, 20% of divisional revenue, saw revenues rise by 1% to £82 million, helped by price increases during the year and steady growth in Asia, including significant new sales with leading banks in China. Total outright revenue in 2005 of £36 million represented a 4% decrease over 2004, partly driven by the longer sales to revenue cycle associated with larger client deals. After a strong Q4, prospects for 2006 in Trade and Risk Management are encouraging.

Trading costs totalled £298 million, a drop of 9% compared to 2004. Fast Forward savings from scaling back dedicated technology consulting groups, following the decision to exit this business, were partially offset by investment in Core Plus growth initiatives including the 10 year Reuters Tick History database.

During 2006, Reuters will continue to market the New Enterprise Approach launched with Core Plus. It groups Enterprise products together to create workflow solutions for customers, and will focus initially on portfolio valuation and algorithmic trading.

MEDIA DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December		% Change
	2005	2004	Actual
	£m	£m
Revenue	153	144	7%
Trading costs	(135)	(127)	7%
Trading profit	18	17	5%
Trading margin	12%	12%

Revenue from the Media division, 7% of Reuters revenue, totalled £153 million, up 7% year-on-year.

Agency revenues grew 6% to £133 million, driven by a good performance from TV, including the successful launch of a Middle East service, continued strength in Pictures and new contractual arrangements with Factiva.

Consumer services revenues grew 12% to £20 million, reflecting a successful move away from syndication of news to other websites and towards promotion of direct to consumer platforms, such as reuters.com. Advertising revenues from online and signage platforms continued to grow rapidly attracting high quality brands as diverse as Diet Coke, GE and Fidelity.

In January 2006 TIMES NOW, Reuters 24 hour TV news channel for India in collaboration with The Times of India, went live. It represents an attractive investment in its own right and a strong branding opportunity from which to launch services to India’s growing urban, affluent audience.

Trading costs totalled £135 million, a 7% increase compared to 2004. Key cost drivers included expansion of news coverage to new regions and Core Plus investment in consumer services. These were partially offset by a reduction in data content costs with the move of activities to Bangalore as part of Fast Forward.

In 2006, the Media division is looking forward to continued strong revenue performance. Reuters expects opportunities to grow its video news products and expand its Pictures business on the back of the recent acquisition of Action Images sports photography. The consumer services business expects strong growth in online advertising from its US, UK and Japanese markets. Profitability will be influenced by higher levels of investment in Consumer editorial and marketing teams, and in developing online, mobile and ipTV distribution capabilities.

2006 Outlook

In 2006 Reuters expects to accelerate revenue growth through its Core Plus investment programme against a backdrop of favourable market conditions. Reuters is targeting total revenue growth of around 5%. This includes acquisitions and a percentage point of growth from Core Plus and excludes currency effects.

Within trading profit, Reuters expects 2006 to benefit from the final £80 million of Fast Forward savings taking the total to £440 million of annualised savings committed to in February 2003. In line with Reuters guidance in July 2005, trading profit in 2006 is expected to reduce by £120 million due to investments to drive Core Plus growth and transformation.

In cash flow, Reuters expects to spend £220 million on capital investment in 2006, up from £178 million in 2005, as it continues to invest in new data centres and steps up the level of product development under Core Plus. This increase will be more than offset by an expected £90 million fall in restructuring spend relating to Fast Forward and Telerate integration.

Notes

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters Group preliminary results presentation for investors and analysts will be webcast live today from 09:30 GMT and available for replay from 13:00 GMT at http://about.reuters.com/webcast/resultsq405.

Reuters will hold a conference call for US investors at 15:00 GMT/10:00 EST. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See page 47 for a description of risk factors.

SUMMARISED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

CONTENTS

FINANCIAL STATEMENTS
1	Consolidated income statement for the year ended 31 December 2005 (unaudited)
2	Consolidated statement of recognised income and expense for the year ended 31 December 2005 (unaudited)
3	Consolidated balance sheet at 31 December 2005 (unaudited)
4	Consolidated cash flow statement for the year ended 31 December 2005 (unaudited)
5	Consolidated reconciliation of changes in equity (unaudited)
6	Net cash flows from operating activities for the year ended 31 December 2005 (unaudited)
7	Dividends per share for the year ended 31 December 2005 (unaudited)
8	Discontinued operations (unaudited)

REVENUE & ACCESSES
1	Revenue by Division by type – year ended 31 December 2005 (unaudited)
2	Revenue by Division by product family – year ended 31 December 2005 (unaudited)
3	Revenue by geography – year ended 31 December 2005 (unaudited)
4	Reuters quarterly non-GAAP product family statistics (unaudited)

PRINCIPAL ACCOUNTING POLICIES

RECONCILIATIONS OF UK GAAP TO IFRS
1	Reconciliation of the consolidated income statement for the year to 31 December 2004 (unaudited)
2	Reconciliation of shareholders’ equity (unaudited)
3	Explanatory notes to the UK GAAP to IFRS reconciliations (unaudited)
4	Explanation of principal differences between the cash flow statements presented under UK GAAP and the cash flow statements presented under IFRS (unaudited)

USE OF NON-GAAP MEASURES

RECONCILIATION OF NON-GAAP MEASURES
1	Reconciliation of operating profit to trading profit (unaudited)
2	Reconciliation of operating margin to trading margin (unaudited)
3	Reconciliation of operating profit to trading profit by Division (unaudited)
4	Reconciliation of operating margin to trading margin by Division (unaudited)
5	Reconciliation of Reuters non-GAAP basic EPS from continuing operations to basic EPS (unaudited)
6	Reconciliation of Reuters non-GAAP profit before taxation to profit before taxation (unaudited)
7	Reconciliation of actual percentage change to underlying change - reuters revenue by division by type - year ended 31 December 2005 (unaudited)
8	Reconciliation of actual percentage change to underlying change - Reuters revenue by Division by product family - year ended 31 December 2005 (unaudited)
9	Reconciliation of actual percentage change to underlying change - Reuters revenue by geography - year ended 31 December 2005 (unaudited)
10	Reconciliation of actual percentage change to underlying change - Reuters quarterly non- GAAP product family statistics (unaudited)
11	Reconciliation of actual percentage change to underlying change - Reuters quarterly non-GAAP product family statistics (unaudited)
12	Components of net funds at 31 December 2005 (unaudited)
13	Reconciliation of net cash flow to movement in net funds/(debt) for the year ended 31 December 2005 (unaudited)
14	Reconciliation of cash generated from Reuters operations to Reuters free cash flow (unaudited)

FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS

1) CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m
Revenue	2,409	2,339
Operating costs	(2,251)	(2,187)
Other operating income	49	42
Operating profit	207	194
Finance costs	(53)	(27)
Finance income	41	15
Profit on disposal of associates and available-for-sale financial assets	38	203
Share of post-taxation profits from associates and joint ventures*	5	11
Profit before taxation	238	396
Taxation**	(9)	(40)
Profit for the year from continuing operations	229	356

DISCONTINUED OPERATIONS
Profit for the year from discontinued operations	253	19

PROFIT FOR THE YEAR	482	375
Attributable to:
Equity holders of the parent	456	364
Minority interest	26	11

EARNINGS PER SHARE
Basic	32.6p	26.0p
Diluted	31.7p	25.4p

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	16.3p	25.4p
Diluted	15.9p	24.8p

* Share of post-taxation profits from associates and joint ventures includes a taxation charge of £1 million (2004: £2 million).

** The taxation charge of £9 million includes a credit for UK taxation of £16 million.

2) CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m
Profit for the year	482	375
Actuarial losses on defined benefit plans (net of taxation £10 million, 2004: £45 million)	(38)	(160)
Exchange adjustments offset in reserves (net of taxation £12 million, 2004: £10 million)	106	(58)
Translation differences taken to the income statement on disposal of assets	(2)	6
Fair value losses on available-for-sale financial assets (net of taxation £12 million, 2004: £nil)*	(33)	-
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets (net of taxation £12 million, 2004: £nil)*	(55)	-
Fair value loss on net investment hedges (net of taxation £12 million, 2004: £nil)*	(27)	-
Fair value gains taken to income statement on disposal of net investment hedges (net of taxation £4 million, 2004: £nil)*	(10)	-
Minority interest in subsidiary disposed of in year	(237)	-
Net losses not recognised in income statement	(296)	(212)
Total recognised income for the year	186	163
Attributable to:
Equity holders of the parent	374	166
Minority interest	(188)	(3)

* Fair value gains and losses arise as a result of Reuters application of IAS 39 which was adopted from 1 January 2005, as explained on page 22.

The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest. Refer to the Consolidated Reconciliation of Changes in Equity on page 15.

3) CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005 (UNAUDITED)

	At 31 December
	2005	2004
	£m	£m
ASSETS
Non-current assets	1,179	1,025
Current assets	957	1,410
Non-current assets classified as held for sale	1	145
Total Assets	2,137	2,580

LIABILITIES
Current liabilities	(736)	(1,249)
Non-current liabilities	(831)	(714)
Liabilities directly associated with non-current assets classified as held for sale	-	(47)
Total Liabilities	(1,567)	(2,010)

NET ASSETS	570	570

SHAREHOLDERS’ EQUITY
Share capital	360	359
Share premium	107	96
Other reserves	(1,692)	(1,755)
Retained earnings	1,795	1,671
Total parent shareholders’ equity	570	371
Minority interest in equity	-	199
TOTAL EQUITY	570	570

4) CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m
Cash flows from operating activities
Cash generated from operations (page 16)	271	280
Interest received	55	19
Interest paid	(49)	(30)
Taxation paid	(24)	(43)
Net cash flow from operating activities	253	226

Cash flows from investing activities
Acquisitions, net of cash acquired	(124)	(78)
Disposals, net of cash disposed	246	438
Purchases of property, plant and equipment	(145)	(109)
Proceeds from sale of property, plant and equipment	3	66
Purchases of intangible assets	(40)	(27)
Purchases of available-for-sale investments	(1)	(1)
Proceeds from sale of available-for-sale investments	85	25
Dividends received	5	5
Net cash generated from investing activities	29	319

Cash flows from financing activities
Proceeds from issue of shares	10	6
Share buy back	(223)	-
Decrease/(increase) in short term investments	248	(105)
Decrease in borrowings	(144)	(225)
Equity dividends paid to shareholders	(140)	(140)
Equity dividends paid to minority interests	(23)	-
Net cash flow from financing activities	(272)	(464)

Exchange gains/(losses) on cash and cash equivalents	66	(33)

Net increase in cash and cash equivalents	76	48

Cash and cash equivalents at the beginning of the year	561	513

Cash and cash equivalents at the end of the year	637	561

5) CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m
Balance at beginning of the year	570	494
Transitional adjustment on first time adoption of IAS 39*	129	-
As adjusted for IAS39	699	494
Actuarial losses on defined benefit plans (net of taxation £10 million, 2004: £45 million)	(38)	(160)
Exchange adjustments offset in reserves (net of taxation £12 million, 2004 £10 million)	106	(58)
Translation differences taken to the income statement on disposal of assets	(2)	6
Fair value losses on available-for-sale financial assets (including taxation £12 million, 2004: £nil)	(33)	-
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets (net of taxation £12 million, 2004: £nil)	(55)	-
Fair value loss on net investment hedges (net of taxation £12 million, 2004: £nil)	(27)	-
Fair value gains taken to income statement on disposal of net investment hedges (net of taxation £4 million, 2004: £nil)	(10)	-
Minority interest in subsidiary disposed in year	(237)	-
Net expense recognised directly in equity	(296)	(212)
Profit for the year	482	375
Total recognised income for the year	186	163

Employee share schemes	58	41
Proceeds from shares issued to ordinary shareholders	12	6
Proceeds from shares issued to minority shareholders of Instinet	3	4
Repurchase of own shares	(224)	-
Dividends:
- Prior year final paid to ordinary shareholders	(86)	(86)
- Current year interim paid to ordinary shareholders	(54)	(54)
- Share of Instinet’s dividend paid to minority shareholders	(23)	-
Other movements	(1)	2
Balance at the end of the year	570	570

Attributable to:
Equity holders of the parent	570	371
Minority interest	-	199

* The transitional adjustment on the balance sheet at 1 January 2005 primarily comprises recognition of the fair value of Reuters investments in SAVVIS (£45 million gain) and TSI (£86 million gain), offset by initial recognition of embedded derivatives (£14 million loss, plus £3 million tax credit).

6) NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m
Net profit from continuing activities	229	356
Adjustments for:
Depreciation	99	112
Impairment of associates and joint ventures	2	-
Impairment of intangibles	1	35
Amortisation of intangibles	33	28
Loss on disposal of property, plant and equipment	-	1
Employee share scheme charges	30	22
Foreign exchange (gains)/losses	(8)	9
Fair value movements in derivatives	(18)	-
Fair value movements in other financial assets at fair value through profit and loss	16	-
Profits on disposals	(42)	(207)
Share of profits of associates and joint ventures	(5)	(11)
Income from investments	(1)	-
Interest income	(41)	(15)
Interest expense	53	27
Income taxes	9	40
Movements in working capital:
Decrease/(increase) in inventories	2	(1)
Decrease in trade and other receivables	3	2
Decrease in trade and other payables	(52)	(98)
Increase/(decrease) in pensions deficit	9	(17)
(Decrease)/increase in provisions	(27)	16
(Decrease)/increase in amounts payable to discontinued operations	(24)	8

Cash generated from continuing operations	268	307
Cash generated from discontinued operations	3	(27)

Cash generated from operations	271	280

7) DIVIDENDS PER SHARE FOR THE YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December
	2005	2004
	pence	pence
Dividend per share
Prior year final paid	6.15	6.15
Current year interim paid	3.85	3.85

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,396 million for the year ended 31 December 2005 (December 2004: 1,400 million).

The final dividend of 6.15 pence per share is payable on 4 May 2006 to ordinary shareholders on the register as at 17 March 2006. The final dividend is payable on 11 May 2006 to American Depositary Shareholders on the record at 17 March 2006. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 15 March 2006.

8) DISCONTINUED OPERATIONS (UNAUDITED)

Reuters adopted IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ from 1 January 2005 prospectively in accordance with the standard’s provisions. The adoption of IFRS 5 has resulted in the presentation of Instinet Group (including BTC) and Radianz as discontinued operations at 31 December 2005. There is no impact on the prior year financial statements other than a change in the presentation of the income statement and cash flows of discontinued operations. The prior year balance sheets are not restated. The accounting treatment of Reuters investment in Radianz in the 2004 financial statements is discussed further below.

The ‘Profit for the year from discontinued operations’ line within the income statement comprises the post-taxation profit/(loss) of discontinued operations, and the post-taxation profit/(loss) on the disposal of the assets or disposal groups.

	Year to 31 December
	2005	2004
	£m	£m
DISCONTINUED OPERATIONS
Profits after taxation of subsidiaries acquired with a view to resale	-	1
Profits after taxation of subsidiaries (net of taxation of £20 million, 2004: £21 million)	69	39
Profit/(loss) on disposal of subsidiaries (net of taxation of £43 million, 2004: £nil)	184	(1)
Re-measurement of subsidiaries (net of taxation of £nil, 2004: £nil)	-	(20)
Profit for the year from discontinued operations	253	19

Subsidiaries acquired with a view to resale: Radianz

On 21 October 2004, Reuters entered into exclusive discussions with BT to secure a long term agreement for the provision of network services, including the sale of Radianz to BT. As a prerequisite to this agreement Reuters acquired Equant Group BV’s 49% voting interest in Radianz, with a view to selling the 100% interest to BT.

On 29 April 2005, Reuters completed the sale of its 100% voting interest in Radianz to BT, for gross proceeds of $219 million (£115 million).

Subsidiaries acquired with a view to resale are, by definition, discontinued operations under IFRS 5. However, IFRS 5 was only applicable from 1 January 2005, whereas Reuters acquired the remaining 49% of the voting shares in Radianz in November 2004. Radianz was a subsidiary from this date, and was therefore consolidated under IAS 27 ‘Consolidated and Separate Financial Statements’. For presentation purposes, the results for the year and the balance sheet position at 31 December 2004 have been presented using the income statement and balance sheet headings detailed in IFRS 5. The 2004 results of £1 million include £9 million in respect of Reuters share of the disposal by Radianz of its Voice Services business. Additionally, an impairment loss of £3 million recognised on re-measurement of Radianz’s net assets to fair value less costs to sell is shown in discontinued operations.

The disposal of Radianz resulted in a loss on disposal of £4 million, which is presented in the income statement within ‘profit for the year from discontinued operations.’ This line also includes results for Radianz up to the date of disposal.

Discontinued Operations - disposal of Instinet Group

Reuters held approximately 62% of the shares in Instinet Group, a US based company, which was previously accounted for as a subsidiary of Reuters Group PLC on a 100% consolidated basis with offsetting minority interest.

On 31 March 2005, Reuters sold BTC, a soft dollar execution broker, to Instinet Group, for approximately 3.8 million shares of Instinet Group stock, valued at approximately $22 million. In 2004, an impairment loss of £17 million was recognised for BTC within ‘profit for the year from discontinued operations’.

The sale to Instinet Group has been accounted for as a partial disposal of the Group’s interest in BTC, which resulted in a loss of £3 million. BTC made profits after tax of £1 million in the period prior to sale.

On 22 April 2005, Instinet Group entered into a definitive agreement, pursuant to which The NASDAQ Stock Market Inc. would acquire all outstanding shares of Instinet Group.

At the same time, Instinet Group also agreed to sell its subsidiary, Lynch, Jones & Ryan, Inc. (LJR) to the Bank of New York for $174 million in cash, which closed on 1 July 2005.

In addition to these transactions, Instinet Group’s Board approved the declaration of a dividend to all stockholders of an amount not to exceed the net proceeds of the LJR transaction. The dividend was declared in July for approximately $109 million in cash (Reuters share being approximately $67 million).

Following regulatory approval, the NASDAQ transaction closed on 8 December 2005. Instinet Group’s electronic broker business was combined with NASDAQ’s current operations. The gross proceeds received by Reuters on completion of the sale were $1.1 billion (£612 million).

Reuters has recorded a net gain on sale of £191 million.

Instinet Group’s results up until sale, a profit after taxation of £68 million (before minority interest), are also included in Reuters Group results as part of discontinued operations.

REVENUE & ACCESSES

1) REVENUE BY DIVISION BY TYPE – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December		% Change
	2005	2004	Actual	Underlying
	£m	£m

Recurring	1,513	1,465	3%	(1%)
Outright	6	8	(35%)	(40%)
Usage	76	69	10%	10%
Sales & Trading	1,595	1,542	3%	(1%)

Recurring	264	256	3%	4%
Outright	2	3	(33%)	(36%)
Usage	2	3	(41%)	(41%)
Research & Asset Management	268	262	2%	3%

Recurring	331	313	6%	4%
Outright	62	78	(20%)	(21%)
Enterprise	393	391	1%	(1%)

Recurring	134	130	3%	3%
Usage	19	14	40%	34%
Media	153	144	7%	6%

Recurring	2,242	2,164	4%	1%
Outright	70	89	(22%)	(23%)
Usage	97	86	13%	12%
Total revenue	2,409	2,339	3%	-

2) REVENUE BY DIVISION BY PRODUCT FAMILY – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December		% Change
	2005	2004	Actual	Underlying
	£m	£m

Reuters Xtra	882	797	11%	11%
Reuters Trader	374	424	(12%)	(23%)
Recoveries	339	321	6%	-
Sales & Trading	1,595	1,542	3%	(1%)

Reuters Xtra	67	62	7%	6%
Reuters Trader	9	11	(12%)	(15%)
Reuters Knowledge	57	65	(12%)	9%
Reuters Wealth Management	135	124	8%	1%
Research & Asset Management	268	262	2%	3%

Enterprise	393	391	1%	(1%)

Media	153	144	7%	6%

Total revenue	2,409	2,339	3%	-

Each Division consists of specific products. Each product falls into one Division except for 3000 Xtra and 2000/3000 products. Revenues at asset management clients are attributed to the Research & Asset Management Division by reference to activities at particular sites. All other revenue for these products are Sales & Trading revenues.

Where costs relate to a specific Division, they are mapped directly to that Division. Where costs are shared, Activity-Based Costing (ABC) techniques are used to appropriately apportion these costs between Divisions. These dynamic cost drivers (e.g. number of helpdesk calls, number of accesses, number of installations) are derived from various underlying source systems.

3) REVENUE BY GEOGRAPHY – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December		% Change
	2005	2004	Actual	Underlying
	£m	£m
UK and Ireland	379	374	1%	(1%)
EMEA West	375	393	(5%)	(4%)
EMEA East	576	577	-	(2%)
Americas	651	609	7%	4%
Asia	428	386	11%	3%
Total revenue	2,409	2,339	3%	-

4) REUTERS QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
	Three months ended			percentage change
				Versus	Versus
	December	September	December	September	December
	2005	2005	2004	2005	2004

Period end accesses (000s)
3000 Xtra	100	97	88	3%	14%
Dealing	18	18	18	-	(2%)
Other Xtra	2	2	2	(11%)	(7%)
Reuters Xtra	120	117	108	2%	11%
2000/3000	30	35	44	(16%)	(35%)
Other Trader	73	73	56	-	(3%)
Reuters Trader	103	108	100	(6%)	(17%)
Knowledge & Wealth Manager	123	128	120	(2%)	(2%)
Total period end accesses	346	353	328	(2%)	(2%)

Access driven revenue (£m)
Reuters Xtra	216	208	193	3%	12%
Reuters Trader	87	92	86	(3%)	(21%)
Knowledge & Wealth Manager	24	23	19	3%	5%
Total access driven revenue	327	323	298	2%	2%
Other recurring revenue	264	251	245	3%	1%
Recurring revenue	591	574	543	2%	2%

Average revenue per access (£)
Reuters Xtra	598	595	613	-	(2%)
Reuters Trader	275	281	278	1%	(4%)
Knowledge & Wealth Manager	64	60	54	3%	4%
Total average revenue per access	309	304	304	2%	2%

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to 2005 and 2004, unless otherwise stated.

Adoption of International Financial Reporting Standards

Prior to 2005, the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended 31 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements take account of the requirements and options in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ as they relate to the 2004 comparatives included herein.

The Group’s transition date to IFRS was 1 January 2004. All adjustments on first time adoption were recorded in shareholders’ equity on the date of transition, except for adjustments relating to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which were recorded in shareholders’ equity at 1 January 2005.

IFRS 1 sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 financial information, presented for the first time under IFRS, from that which would apply if the 2004 financial statements were prepared using full retrospective adoption of IFRS. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. The optional exemptions taken by the Group are:

(a)	Business combinations;
(b)	Employee benefits;
(c)	Cumulative translation differences;
(d)	Share-based payment transactions;
(e)	Financial instruments.

The mandatory exceptions outlined in IFRS 1 relevant to the financial statements of the Group (with which the Group has complied) relate to:

(f)	Estimates;
(g)	Assets classified as held for sale and discontinued operations.

For more details regarding the Group’s transition to IFRS and detailed explanation of the above, please refer to page 30.

The following accounting policies have been consistently applied to 2005 and 2004, except those noted in (e) and (g) above, where the comparative information is determined under the previous accounting policies in accordance with UK GAAP.

Basis of accounting

The consolidated financial statements of the Group have been prepared under the historical cost convention, except as disclosed in the accounting policies presented below.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgements, estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenue and expenses during the reported period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, include impairment of assets, accounting for employee share plans and defined benefit pension funds, provisions, allowances for doubtful accounts, deferred taxation, measurement of non-current assets held for sale and accounting for derivative assets and liabilities.

Basis of consolidation

The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of joint ventures and associates.

Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Group financial statements accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates and joint ventures includes goodwill identified on acquisition, plus the Group’s share of post-acquisition reserves.

The Group’s share of post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. When the Group’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. For Group reporting purposes, the results of associates and joint ventures, have been adjusted where necessary, to ensure consistency with the policies adopted by the Group.

Foreign currency translation

Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in pounds sterling, Reuters Group PLC’s functional and presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement except when deferred in equity as qualifying cash flow and net investment hedges.

Translation differences on non-monetary items, such as investments held to maturity, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as available-for-sale financial assets and investments, are included in the fair value reserve in equity.

The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:

•	assets and liabilities are translated at the closing rate at the date of the balance sheet;
•

income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Revenue recognition

Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the period.

Revenue from sales of subscription-based real-time and historical information services is recognised rateably over the term of the subscription.

Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance, at which time the Group has no further obligation. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow the Group to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

Transaction products usage revenue is accounted for on a trade date basis.

Interest income is accrued on a time basis by reference to the amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying value.

Securities transactions between Instinet Group counterparties which pass through Instinet Group in its role as agency broker are recorded on a settlement date basis and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Pensions and similar obligations

IAS 19 ‘Employee Benefits’ was amended on 16 December 2004, with effect from 1 January 2006. The amendment provides the option to recognise all actuarial gains and losses in the statement of recognised income and expense. The Group has elected to adopt this treatment early and will apply this from the date of transition to IFRS.

Group companies operate defined contribution and defined benefit pension plans and provide post-retirement medical benefits.

Payments to defined contribution pension plans are charged as an expense to the income statement as incurred when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made.

For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The liability recognised in the balance sheet, in respect of defined benefit pension plans, is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation, and the fair value of plan assets, are recognised immediately in the statement of recognised income and expense.

Post-retirement medical benefits are provided to employees of some Group companies. The expected costs are accrued over the service lives of the employees using an accounting methodology similar to that for defined benefit pension plans.

Share-based payments

The Group makes equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable.

Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

When share options are exercised the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill that was previously directly written off to reserves under UK GAAP is not included in the gain or loss on disposal of an entity.

Internally generated intangible assets – Product development

Expenditure on new or substantially improved products is capitalised as an intangible asset and amortised over the expected useful life of the product concerned. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product once completed. Capitalisation ceases when the product is ready for launch.

Internally developed intangible assets are systematically amortised over their useful economic lives which range from three to five years on a straight line basis.

Expenditure on research activities and on development activities which do not meet the above criteria is charged to the income statement as incurred.

Other intangibles

Costs that are directly associated with the production of software for internal use in the business are capitalised as an intangible asset. Software which forms an integral part of the related hardware is capitalised with that hardware and included within Property, Plant and Equipment. Software assets are amortised on a straight line basis over their expected useful economic lives.

Acquired intangible assets include computer software licences, customer relationships, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives.

Other intangible assets are systematically amortised on a straight line basis over their useful economic lives which are as follows:

Computer software	3 to 5 years
Other acquired intangibles	5 to 15 years

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units, ‘CGUs’). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount of this group of CGUs is compared to the recoverable amount of that particular group.

Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation and includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives:

Freehold land	Not depreciated
Freehold buildings	Normally 50 years
Leasehold property	Over the term of the lease
Computer systems equipment, office equipment and motor vehicles	2 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Non-current assets held for sale (effective 1 January 2005)

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered, principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less selling costs.

For 2004 comparatives, the Group has applied the disclosure requirements for assets held for sale at 31 December 2004. Balance sheet values have not been restated, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

Investments (effective 1 January 2005)

The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss

This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are initially recognised at fair value and subsequently remeasured at fair value. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market; they are included in trade and other receivables in the balance sheet. Assets in this category are initially recognised at fair value and subsequently measured at amortised cost.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Assets in this category are initially recognised at fair value and subsequently measured at amortised cost.

Available-for-sale financial assets

The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised at fair value and subsequently remeasured at fair value. Unrealised gains and losses arising from changes in fair value are recognised in the statement of recognised income and expense.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. On disposal or impairment of the investment, gains or losses in equity are recycled through the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other highly liquid investments with original maturities of three months or less, and bank overdrafts.

Inventories and contract work in progress

Inventories and contract work in progress are valued at the lower of cost and net realisable value less progress payments received and receivable from the client.

Cost is calculated on First-In-First-Out basis by reference to the invoice value of supplies and attributable costs of bringing inventories to their present location and condition.

Net realisable value is the estimated market value less selling costs.

Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost.

Trade receivables do not carry interest and are stated at their nominal value, as reduced by appropriate allowances for estimated irrecoverable amounts. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programmes. Provisions are not recognised for future operating losses.

Leasing

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are charged against profit on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Borrowing costs on qualifying assets are expensed as incurred and not capitalised as part of the cost of the asset.

Purchases and sales of financial assets

Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the Group. This includes securities transactions between Instinet Group counterparties which pass through Instinet Group in its role as agency broker and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Derivative financial instruments and hedging (effective 1 January 2005)

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods when the hedged item will affect profit and loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges for net investments in foreign operations are through derivatives and foreign currency borrowings. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement. Any gains or losses on foreign currency borrowings used as a hedge are recognised in equity.

Gains and losses accumulated in equity are included in the income statement on disposal or impairment of the foreign operation.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges under the Group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement. The Group does not hold or issue derivative financial instruments for speculative purposes.

Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.

Interest in shares of Reuters Group PLC

Shares held by the employee share ownership trusts, excluding shares unconditionally vested, and repurchased shares are recorded in the balance sheet as a deduction from shareholders’ equity at cost.

Dividend distribution

Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.

Taxation

The taxation expense for the year comprises current and deferred taxation. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

The current taxation expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current taxation is calculated using taxation rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method, and is the taxation expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding taxation bases used in the computation of taxable profit. Deferred taxation is calculated based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using taxation rates that are expected to apply to the year of realisation or settlement based on taxation rates and laws enacted or substantively enacted at the balance sheet date.

Deferred taxation liabilities are generally recognised for all taxable temporary differences. Deferred taxation liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred taxation assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred taxation assets and liabilities are not recognised if the temporary differences arise from goodwill not deductible for taxation purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those in other business segments. A geographical segment is a different economic environment in which an entity operates.

Business segmentation is the primary reporting dimension for the Group, with geographical segmentation being the secondary reporting dimension. Accordingly, the four business divisions (i.e. Sales & Trading, Research & Asset Management, Enterprise and Media) are the primary reporting segments for the Group.

Applicable accounting policies for 2004 comparatives

IAS 32 and IAS 39 have been adopted as at 1 January 2005. The comparative information in 2004 for financial instruments, within the scope of IAS 39, is determined under the previous accounting policies, in accordance with UK GAAP. Those policies follow:

Investments

Government securities are stated in the balance sheet at the lower of cost plus accrued capital appreciation and market value. Income from these securities and any adjustment for changes in their market value during the year is reported as part of profit.

Debt issuance

Medium-term notes and commercial paper are stated at the amount of the net proceeds plus accrued interest or any discount or premium. Discounts or premiums to the nominal value are amortised over the term of the issue. Costs associated with debt issuance are charged against profit over the life of the instrument.

Foreign currency swap agreements and forward contracts are used to convert non-sterling debt into sterling. Interest rate swaps, swaptions and forward rate agreements are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contract.

Treasury

The Group receives revenue and incurs expenses in more than 70 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit.

The derivative contracts are treated from inception as an economic hedge of the underlying financial instrument, with matching accounting treatment and cash flows. The derivative contracts have high correlation with the specific underlying risks being hedged, both at inception and throughout the hedge period.

The Group uses financial instruments to hedge a portion of its interest exposure. Profits and losses on financial instruments are reported as part of profit for the period to which they relate.

Financial instruments to hedge the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss offset against that arising from the translation of the underlying asset into sterling.

RECONCILIATIONS OF UK GAAP TO IFRS (UNAUDITED)

1) RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT FOR THE YEAR TO 31 DECEMBER 2004 (UNAUDITED)

Refer also to the explanatory notes in section 3.

		Year ended 31 December 2004
	Note	UK GAAP £m	IFRS impact £m	Discontinued operations £m	IFRS £m
Revenue		2,885	-	(546)	2,339

Development and software licences	2		(21)
Employee benefits - Share based payments	3		(7)
Employee benefits - Pension costs	4		7
Goodwill amortisation and impairment	5		40
IFRS adjustments to discontinued operations	7		(10)
Operating costs		(2,732)	9	536	(2,187)
Profit/(loss) on disposal of subsidiaries	8		(6)
Other operating income		50	(6)	(2)	42
Operating profit		203	3	(12)	194

Finance costs - net	6	(4)	(1)	(7)	(12)
Profit on disposal of associates and fixed asset investments	8	225	(2)	(20)	203

Share of profits/(losses) from associates and joint ventures	6	4	-	7	11
Share of JV profit on disposal of a business		9	-	(9)	-
Share of profits/(losses) from associates and joint ventures		13	-	(2)	11
Profit/(loss) before taxation		437	-	(41)	396
Taxation	9	(73)	11	22	(40)
Profit/(loss) from continuing operations		364	11	(19)	356

DISCONTINUED OPERATIONS
Profit after taxation from discontinued operations	12	-	-	19	19
Profit from discontinued operations		-	-	19	19

PROFIT FOR THE YEAR		364	11	-	375
Attributable to:
Equity holders of the parent		351	11	2	364
Minority interest		13	-	(2)	11

Basic EPS		25.1p	0.8p	0.1p	26.0p
Basic EPS from continuing operations		26.0p	0.8p	(1.4p)	25.4p

2) RECONCILIATION OF SHAREHOLDERS’ EQUITY (UNAUDITED)

Refer also to the explanatory notes in section 3.

	Note	31 December 2004	1 January 2004*
		£m	£m
REPORTED UNDER UK GAAP		612	407
First-time adoption of IFRS:	1
Development and software licences	2	49	49
Employee benefits	3, 4	(14)	(14)
Goodwill amortisation and impairments	5	6	6
Taxation	9	(21)	(21)
Post-balance sheet events – Dividends	10	86	86
Financial assets and derivatives	11	-	-
Acquired intangible assets	1	(14)	(14)
Other		(5)	(5)
		87	87
Ongoing IFRS adjustments:
Development and software licences	2	(21)	-
Employee benefits	3, 4	(200)	-
Goodwill amortisation and impairments	5	29	-
Taxation	9	63	-
Post-balance sheet events – Dividends	10	-	-
Financial assets and derivatives	11	-	-
Acquired intangible assets	1	(1)	-
Other		1	-
		(129)	-
IFRS impact		(42)	87

SHAREHOLDERS’ EQUITY UNDER IFRS		570	494

* Date of transition to IFRS for the Group

This reconciliation has been updated since the 2005 interim press release, primarily due to the reclassification of the Reuters Pension Fund (RPF) to a defined benefit plan under IFRS. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The RPF has been in existence since 1893 and has historically been treated as a defined contribution plan under UK and US GAAP.

Under the rules of the pension fund, the Company is not able to access any surplus in the RPF. Although the Company and employees make defined contributions to the fund, the RPF does not provide for contributions to be made to individual plan participant accounts. Under IAS 19, the RPF is treated as a defined benefit plan from the date of transition to IFRS. At transition, the net plan liabilities are £nil. At 31 December 2004, a net liability of £178 million has been recognised together with a related deferred tax asset of £39 million.

We also filed an amendment to our 2004 Form 20F/A with the SEC to reflect the RPF as a defined benefit plan under US GAAP.

3) EXPLANATORY NOTES TO THE UK GAAP TO IFRS RECONCILIATIONS

1.

Transition date and first-time adoption of IFRS; the Group’s transition date to IFRS was 1 January 2004. All adjustments on first-time adoption were recorded in shareholders’ equity on the date of transition, except for adjustments relating to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which were recorded in shareholders’ equity at 1 January 2005.

IFRS 1 sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated

financial information from that which would apply if the 2004 financial statements were prepared using full retrospective adoption of IFRS. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. The optional exemptions taken by the Group are:

(a)

Business combinations; The Group has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that took place prior to the transition date to IFRS. Consequently, goodwill arising on business combinations before the transition date remains at its previous UK GAAP carrying value at the date of transition from the UK GAAP financial statements. The functional currency of certain subsidiary goodwill and intangible balances has been changed to reflect the functional currency of the subsidiary to which the goodwill relates, which resulted in £13 million additional translation losses being recorded in opening equity at the date of transition.

(b)

Employee benefits; The Group has elected to recognise all cumulative actuarial gains and losses relating to employee benefit schemes in full in the Statement of Recognised Income and Expense. The impact is to recognise a net liability as at 1 January 2004 of £17 million.

(c)

Cumulative translation differences; Under IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ cumulative translation differences within reserves are recycled from equity to the income statement on disposal of a foreign operation. In order to eliminate the need to retrospectively apply this requirement, the Group took the exemption to set cumulative translation differences to zero at the date of transition. Resetting to zero has no impact on net equity.

(d)

Share-based payment transactions; the Group adopted the exemption in IFRS 1 which allows a first-time adopter to apply the new standard, IFRS 2 ‘Share-based Payments’, only to share options and equity instruments granted after 7 November 2002 that have not vested by 1 January 2005. This will result in a number of existing schemes not being considered under IFRS and charges in 2004 and 2005 are likely to be lower than in 2006, when the full impact of IFRS 2 will be seen.

(e)

Financial instruments; The Group took the exemption within IFRS to apply IAS 32 and IAS 39 from 1 January 2005. The comparative information in 2004 for financial instruments, within the scope of IAS 39, is based on the underlying UK GAAP numbers. The main differences relate to the fair value of certain financial assets and recognition of all derivatives (including embedded derivatives) at fair value. The adjustment to increase opening equity as at 1 January 2005 for the adoption of IAS 32 and IAS 39 is £129 million.

The mandatory exceptions outlined in IFRS 1 relevant to the financial statements of the Group (with which Reuters has complied) relate to:

(f)	Estimates; Estimates under IFRS at the date of transition are required to be consistent with estimates made for the same date under previous GAAP.

(g)

Assets classified as held for sale and discontinued operations; An entity with a transition date to IFRS before 1 January 2005 shall apply the transitional provisions of IFRS 5, which require prospective application of IFRS 5. Earlier application is permissible so long as the necessary valuation information was available at the time the classification criteria would originally have needed to be met. The Group has applied IFRS 5 from 1 January 2005, but has used the relevant statement headings in its 2004 comparative numbers.

2.

Development and software licences; under UK GAAP, both internally developed and acquired software licence costs were expensed through the profit and loss account in the year that they were incurred. Under IFRS, the Group capitalises expenditure on development of new or substantially improved products which is incurred between establishing technical feasibility and the asset becoming income generating, provided it satisfies the conditions set out in IAS 38.

3.

Employee benefits (share-based payments); under UK GAAP charges were based on the intrinsic value of awarded shares at grant date, with no charge required for certain SAYE and Discretionary Share Option Plans (DSOP). Under IFRS the income statement cost is based on the fair value of all share-based awards at grant date if equity-settled, or at the balance sheet date if cash-settled. The cost is calculated using option pricing models and, for equity-settled awards, applies to all options granted after 7 November 2002 that have not vested by 1 January 2006 and amortised over the vesting period of the options.

4.

Employee benefits (pension costs); under UK GAAP the expected costs of defined benefit pension plans and post-retirement medical benefits were charged against the income statement over the expected service lives of employees. The Group has elected to adopt the December 2004 amendments to IAS 19 ‘Employee Benefits’, hence differences between actual and expected return on assets, changes in the retirement benefit obligation due to experience and changes in actuarial assumptions are included in the Statement of Recognised Income and Expense. The amount reflected on the balance sheet is therefore the value of the plan liabilities less the fair value of defined benefit plan assets. The service cost of post retirement benefits accruing, the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets are accounted for as operating costs. Under IAS 19, the Group reassessed the classification of its pension schemes, resulting in the reclassification of the Reuters Pension Fund as a defined benefit scheme from the date of transition. The restated opening IFRS balance sheet reflects the present value of the defined benefit obligations less the fair value of the plan assets of the Group’s defined benefit schemes.

5.

Goodwill amortisation and impairments; under UK GAAP goodwill was amortised through the income statement on a straight line basis and impairment reviews were carried out periodically or when a specific event occurred. Under IFRS

3, goodwill is not amortised through the income statement but instead is subject to an annual test for impairment resulting in adjustments in the income statement and the balance sheet.

6.

Share of profits/(losses) from joint ventures and associates; is reported net of interest and taxation under IFRS, whereas under UK GAAP, interest and taxation were reported separately in the respective headings. In 2004, the Group acquired the 49% voting interest in Radianz that it did not already own. Under UK GAAP equity accounting continued for the original 51% interest and the 49% interest was held on the balance sheet as an asset held for sale. Under IFRS, from the date of acquisition of the remaining 49%, it was necessary to consolidate 100% of Radianz. IFRS 5 presentation was used, and hence the results of Radianz prior to 16 November 2004 were presented within discontinued operations on the income statement.

7.	IFRS adjustments to discontinued operations; these adjustments relate to employee benefit costs (as described in notes 3 and 4) and deferred taxation (as set out in note 9).

8.

Profit/(loss) on disposals; under UK GAAP the profit or loss on disposals represented the difference between the balance sheet carrying value and the net disposal proceeds. Under IFRS, any currency translation differences previously taken to reserves are now included in the profit on disposal calculation. Also, the carrying value will be higher under IFRS as subsidiary goodwill is no longer amortised.

9.

Taxation; under IFRS deferred taxation is recognised on the basis of temporary differences between the carrying value of assets and liabilities in the balance sheet, and their taxation bases. Deferred taxation has been recognised on the IFRS adjustments to the extent that they result in a temporary difference. The principal items that result in adjustments to deferred taxation between UK GAAP and IFRS are: financial asset and derivative valuations; fair values of employee benefits; development and software licences; acquired intangible assets; and share based payments. The £6 million change in the carrying value of goodwill at 1 January 2004 represents the creation of a deferred taxation liability on intangibles acquired in past business combinations.

10.

Post-balance sheet events: dividends; under UK GAAP dividends are provided for in the year in respect of which they are declared or proposed by the Directors. Under IFRS, dividends declared after the balance sheet date are not recognised as an adjusting post-balance sheet event. Dividends are only provided for when they are declared. The final 2003 dividend is derecognised on transition to IFRS and has been disclosed as a movement in reserves during 2004 alongside the 2004 interim dividend.

11.

Financial assets and derivatives; under IFRS the Group adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ at the effective date of 1 January 2005. IAS 39 covers the recognition, measurement and derecognition of financial instruments for which there is no UK equivalent standard. The Group decided to take the exemption granted in IFRS 1 which removed the requirement to produce 2004 comparatives. Financial assets and liabilities recognised at 31 December 2004 have therefore been valued in accordance with the requirements of UK GAAP.

12.

Profit after taxation from discontinued operations; the adoption of IFRS 5 has resulted in presentation of certain group subsidiaries as discontinued operations. For more details on discontinued operations please refer to page 17.

4) EXPLANATION OF PRINCIPAL DIFFERENCES BETWEEN THE CASH FLOW STATEMENTS PRESENTED UNDER UK GAAP AND THE CASH FLOW STATEMENTS PRESENTED UNDER IFRS (UNAUDITED)

The cash flow statement has been prepared in conformity with IAS 7 ‘Cash Flow Statements’. The principal differences between the 2004 cash flow statements presented in accordance with UK GAAP and the cash flow statement presented in accordance with IFRS for the same periods are as follows:

1.

Under UK GAAP net cash flow from operating activities was determined before considering cash outflows from (a) returns on investments and servicing of finance, (b) dividends received from associates, and (c) taxes paid. Under IFRS, net cash flow from operating activities is determined after these items.

2.

Under UK GAAP foreign currency swap agreements and forward contracts are used to convert debt from one currency into another. The impact of derivatives with a positive fair value in 2005 was to increase reported borrowings and to recognise separately financial assets and financial liabilities for the related derivatives. Under IFRS, derivatives are reported separately and in the case of qualifying fair value hedges, are adjusted in reported borrowings.

3.	Under UK GAAP capital expenditure, financial investments and acquisitions were classified separately, while under IFRS, they are classified as investing activities.

4.	Under UK GAAP dividends paid were classified separately, while under IFRS, dividends paid are classified as financing activities.

5.

Under UK GAAP movements in short-term investments were not included in cash but classified as management of liquid resources. Under IFRS, short-term investments with maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

USE OF NON-GAAP MEASURES

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS headline indicators (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

1) Underlying results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results under IFRS) and sometimes in underlying terms as well. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals, as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•

Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Underlying results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

•

Underlying results are calculated excluding the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

2) Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plan (which includes the Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward is a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity which do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

3) Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, and fair value movements

For certain cost, profit, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’ and ‘Trading Margin’. The rationale for isolating restructuring charges is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals

Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-taxation profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

(Note: Amortisation and impairment charges in respect of software and research and development intangibles are included within operating costs)

Fair value movements

Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Financial assets held at fair value through profit or loss included Reuters investment in SAVVIS convertible shares. This investment was sold as part of the acquisition consideration for Moneyline Telerate (MLT). Fair value movements for this investment have been analysed separately from the ongoing operations of the business units during 2005.

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken provide effective economic hedges, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the hedge may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Taxation

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Dividend policy

Presenting earnings before the impact of restructuring charges, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements and profits/(losses) on disposals.

4) Free cash flow

Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are both discretionary in nature and unrelated to ongoing recurring operating activities such as purchase of shares by the Employee Share Option Trusts (ESOTs), loans with associates and joint ventures and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

5) Net funds/debt

Net funds/debt represents cash and cash equivalents and short term investments, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)

1) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m

Reuters operating profit from continuing operations	207	194
Excluding:
Restructuring charges	112	120
Impairments & amortisation of business combination intangibles	22	16
Investment income	(1)	-
Profit on disposal of subsidiaries	(4)	(4)
Fair value movements	(2)	-
Reuters trading profit*	334	326

2) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Year to 31 December
	2005	2004
	%	%

Reuters operating margin from continuing operations	9%	8%
Excluding:
Restructuring charges	4%	5%
Impairments & amortisation of business combination intangibles	1%	1%
Investment income	-	-
Profit on disposal of subsidiaries	-	-
Fair value movements	-	-
Reuters trading margin*	14%	14%

* Reuters trading profit and trading margin are defined as operating profit from continuing operations before restructuring charges associated with Fast Forward and acquisitions, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

3) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Year to 31 December
	2005	2004
Continuing operations	£m	£m
Sales & Trading
Operating profit	157	175
Excluding:
Restructuring charges	76	63
Impairments & amortisation of business combination intangibles	13	10
Investment income	(1)	-
(Profit)/loss on disposal of subsidiaries	(7)	5
Fair value movements	3	-
Trading profit	241	253

Research & Asset Management
Operating profit	(37)	(16)
Excluding:
Restructuring charges	11	18
Impairments & amortisation of business combination intangibles	3	3
Investment income	-	-
Loss/(profit) on disposal of subsidiaries	5	(12)
Fair value movements	(2)	-
Trading loss	(20)	(7)

Enterprise
Operating profit	76	31
Excluding:
Restructuring charges	17	27
Impairments & amortisation of business combination intangibles	5	3
Investment income	-	-
(Profit)/loss on disposal of subsidiaries	(1)	2
Fair value movements	(2)	-
Trading profit	95	63

Media
Operating profit	11	4
Excluding:
Restructuring charges	8	12
Impairments & amortisation of business combination intangibles	1	-
Investment income	-	-
(Profit)/loss on disposal of subsidiaries	(1)	1
Fair value movements	(1)	-
Trading profit	18	17

4) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Year to 31 December
	2005	2004
Continuing operations	%	%
Sales & Trading
Operating margin	10%	11%
Excluding:
Restructuring charges	5%	4%
Impairments & amortisation of business combination intangibles	1%	1%
Investment income	-	-
(Profit)/loss on disposal of subsidiaries	(1%)	-
Fair value movements	-	-
Trading margin	15%	16%

Research & Asset Management
Operating margin	(14%)	(6%)
Excluding:
Restructuring charges	4%	7%
Impairments & amortisation of business combination intangibles	1%	1%
Investment income	-	-
Loss/(profit) on disposal of subsidiaries	2%	(5%)
Fair value movements	-	-
Trading margin	(7%)	(3%)

Enterprise
Operating margin	20%	8%
Excluding:
Restructuring charges	4%	7%
Impairments & amortisation of business combination intangibles	1%	1%
Investment income	-	-
(Profit)/loss on disposal of subsidiaries	-	-
Fair value movements	(1%)	-
Trading margin	24%	16%

Media
Operating margin	7%	3%
Excluding:
Restructuring charges	6%	9%
Impairments & amortisation of business combination intangibles	1%	-
Investment income	-	-
(Profit)/loss on disposal of subsidiaries	(1%)	-
Fair value movements	(1%)	-
Trading margin	12%	12%

5) RECONCILIATION OF REUTERS NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Year to 31 December
	2005	2004
	pence	pence

Reuters basic EPS from continuing operations	16.3	25.4
Excluding:
Impairments & amortisation of business combination intangibles	1.6	1.1
Investment income	(0.1)	-
Profit on disposals	(2.9)	(14.7)
Fair value movements	(0.2)	-
Adjustment to taxation charge for taxation effects of excluded items	(0.9)	-
Reuters basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects	13.8	11.8

6) RECONCILIATION OF REUTERS NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m

Reuters profit before taxation from continuing operations	238	396
Excluding:
Impairments & amortisation of business combination intangibles	22	16
Investment income	(1)	-
Profit on disposals	(42)	(207)
Fair value movements	(2)	-
Reuters profit before taxation from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals and fair value movements	215	205

7) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - REUTERS REVENUE BY DIVISION BY TYPE – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	% change versus year ended 31 December 2004
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Recurring	(1%)	-	4%	3%
Outright	(40%)	5%	-	(35%)
Usage	10%	-	-	10%
Sales & Trading	(1%)	-	4%	3%

Recurring	4%	-	(1%)	3%
Outright	(36%)	3%	-	(33%)
Usage	(41%)	-	-	(41%)
Research & Asset Management	3%	-	(1%)	2%

Recurring	4%	1%	1%	6%
Outright	(21%)	1%	-	(20%)
Enterprise	(1%)	1%	1%	1%

Recurring	3%	-	-	3%
Usage	34%	(1%)	7%	40%
Media	6%	-	1%	7%

Recurring	1%	-	3%	4%
Outright	(23%)	1%	-	(22%)
Usage	12%	-	1%	13%
Total Reuters revenue	-	-	3%	3%

8) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - REUTERS REVENUE BY DIVISION BY PRODUCT FAMILY – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	% change versus year ended 31 December 2004
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Reuters Xtra	11%	-	-	11%
Reuters Trader	(23%)	1%	10%	(12%)
Recoveries	-	1%	5%	6%
Sales & Trading	(1%)	-	4%	3%

Reuters Xtra	6%	1%	-	7%
Reuters Trader	(15%)	2%	1%	(12%)
Reuters Knowledge	9%	1%	(22%)	(12%)
Reuters Wealth Manager	1%	-	7%	8%
Research & Asset Management	3%	-	(1%)	2%

Enterprise	(1%)	1%	1%	1%

Media	6%	-	1%	7%

Total Reuters revenue	-	-	3%	3%

9) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - REUTERS REVENUE BY GEOGRAPHY – YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	% change versus year ended 31 December 2004
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change
UK and Ireland	(1%)	(1%)	3%	1%
EMEA West	(4%)	-	(1%)	(5%)
EMEA East	(2%)	-	2%	-
Americas	4%	1%	2%	7%
Asia	3%	1%	7%	11%
Total Reuters revenue	-	-	3%	3%

10) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - REUTERS QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 30 September 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	3%	-	-	3%
Dealing	-	-	-	-
Other Xtra	(11%)	-	-	(11%)
Reuters Xtra	2%	-	-	2%
2000/3000	(16%)	-	1%	(15%)
Other Trader	-	-	-	-
Reuters Trader	(6%)	-	1%	(5%)
Knowledge & Wealth Manager	(2%)	-	(1%)	(3%)
Total period end accesses	(2%)	-	-	(2%)

Access driven revenue
Reuters Xtra	3%	1%	-	4%
Reuters Trader	(3%)	1%	(3%)	(5%)
Knowledge & Wealth Manager	3%	1%	2%	6%
Total access driven revenue	2%	-	(1%)	1%
Other recurring revenue	3%	1%	1%	5%
Recurring revenue	2%	1%	-	3%

Average revenue per access
Reuters Xtra	-	1%	-	1%
Reuters Trader	1%	-	(3%)	(2%)
Knowledge & Wealth Manager	3%	1%	4%	8%
Total average revenue per access	2%	1%	(1%)	2%

11) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - REUTERS QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 31 December 2004
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	14%	-	-	14%
Dealing	(2%)	-	-	(2%)
Other Xtra	(7%)	-	-	(7%)
Reuters Xtra	11%	-	-	11%
2000/3000	(35%)	-	3%	(32%)
Other Trader	(3%)	-	33%	30%
Reuters Trader	(17%)	-	20%	3%
Knowledge & Wealth Manager	(2%)	-	5%	3%
Total period end accesses	(2%)	-	8%	6%

Access driven revenue
Reuters Xtra	12%	-	-	12%
Reuters Trader	(21%)	2%	20%	1%
Knowledge & Wealth Manager	5%	3%	18%	26%
Total access driven revenue	2%	-	7%	9%
Other recurring revenue	1%	2%	5%	8%
Recurring revenue	2%	1%	6%	9%

Average revenue per access
Reuters Xtra	(2%)	-	-	(2%)
Reuters Trader	(4%)	1%	2%	(1%)
Knowledge & Wealth Manager	4%	2%	12%	18%
Total average revenue per access	2%	1%	(1%)	2%

12) COMPONENTS OF NET FUNDS AT 31 DECEMBER 2005 (UNAUDITED)

	At 31 December
	2005	2004
	£m	£m
Cash and cash equivalents	662	578
Bank overdrafts	(25)	(17)
	637	561
Short-term investments	1	258
Borrowings (excluding bank overdrafts)	(385)	(493)
Net funds	253	326

13) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT) FOR THE YEAR ENDED 31 DECEMBER 2005 (UNAUDITED)

	Year to 31 December
	2005	2004
	£m	£m
Increase in cash and cash equivalents	76	48
Cash (inflow)/outflow from movement in short term investments	(248)	105
Cash outflow from movement in borrowings	144	225
Exchange gains on short term investments and borrowings	11	19
	(17)	397
Net funds arising on disposal	(2)	1
IAS 39 transitional adjustments	(69)	-
Fair value movements	22	-
Other non cash movements	(7)	5
Movement in net funds	(73)	403
Opening net funds/(debt)	326	(77)
Closing net funds	253	326

14) RECONCILIATION OF CASH GENERATED FROM REUTERS OPERATIONS TO REUTERS FREE CASH FLOW (UNAUDITED)

	Year to 31 December 2005
	Continuing	Discontinued	Reuters
	operations	operations	Group
	£m	£m	£m
Cash generated from operations	268	3	271
Interest received	42	13	55
Interest paid	(49)	-	(49)
Taxation paid	(11)	(13)	(24)
Purchases of property, plant and equipment	(138)	(7)	(145)
Proceeds from sale of property, plant and equipment	3	-	3
Purchases of intangible assets	(40)	-	(40)
Interim funding repayment from MLT	(18)	-	(18)
Dividends received	5	-	5
Repayment of funds to/(from) BTC	26	(26)	-

Free cash flow	88	(30)	58

	Year to 31 December 2004
	Continuing	Discontinued	Reuters
	operations	operations	Group
	£m	£m	£m
Cash generated from operations	307	(27)	280
Interest received	10	9	19
Interest paid	(29)	(1)	(30)
Taxation paid	(34)	(9)	(43)
Purchases of property, plant and equipment	(90)	(19)	(109)
Proceeds from sale of property, plant and equipment	49	17	66
Purchases of intangible assets	(27)	-	(27)
Interim funding repayment from MLT	18	-	18
Dividends received	4	1	5

Free cash flow	208	(29)	179

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters ability to realise the anticipated benefits of the transformation initiatives undertaken through its Fast Forward programme and its Core Plus growth strategy;
•	unfavourable conditions in financial markets;
•	the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings;
•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products;
•	the dependency of Reuters Group on third parties for the provision of certain network and other services;
•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic;
•	the impact of significant competition or structural changes in the financial information and trading communities;
•	changes in the regulatory or competitive environment;
•	adverse governmental action in countries where Reuters conducts activities;
•	the ability of Reuters to realise the benefit of acquisitions;
•	any issues identified with controls over financial reporting, including in the project to achieve compliance with Sarbanes Oxley Act, section 404;
•	the increasingly litigious environment in which Reuters Group operates, especially in the area of patent and other intellectual property claims.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2004. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends

47

29

Reuters

Preliminary Results Meeting

23 February 2006

9.30 am

        Miriam McKay: Ladies and gentlemen, good morning and welcome to Reuters’ preliminary results. The running order this morning is that David Grigson, our CFO, will take you through the numbers and then Tom Glocer, our CEO, will give you an overall business update.

        Before we start I would like to remind you that the comments today will contain forward looking statements and that the Risk Factors section of our Annual Report describes certain important factors which could cause actual results to change materially from those in our forward looking statements today. You can get copies of our Annual Report from our Corporate Communications offices here in London or in New York.

        David, with that, over to you.

        David Grigson; Thank you, Miriam, and good morning everyone. I am going to skip over the definitions of our non-GAAP measures, which are detailed at the front of your booklets, and move straight into the presentation. I will start with covering the financial headlines and the Group results before moving on to our divisional trading performance, and I will finish with our guidance for 2006.

        Let’s start then with the headlines in what has been an extremely busy year. We have delivered against every one of the objectives we set ourselves. We returned the company to revenue growth, with an improving performance on the recurring revenue line and strong growth in our transactions based usage revenue. We saw strong growth in our strategically important products, such as 3000 Xtra, where revenue was up 18% on an underlying basis. We delivered £360 million of annualised saving from Fast Forward and we will deliver the full £440 million in 2006, just as we committed.

        We reported trading profits of £334 million at a 14% margin. This is stated after taking an extra £7 million charge in 2005 related to the Reuters Pension Fund as we are now accounting for this scheme as a defined benefit plan. Currency effects were neutral on the profit line, which also includes £41 million of investment to drive future growth and transformation as part of our Core Plus strategy.

        We reported a total Group profit, including gains on disposals, of £482 million, up 28% on 2004. We continued to realise a considerable amount of value from these disposals as we continued to refocus the Group. In 2005, we received £710 million from the sale of Instinet and Radianz, and we acquired and are successfully on track with the integration of Telerate. We returned £363 million of the value realised to shareholders, through dividend payments and an initial £223 million from the share buy back we began in July.

        In addition, we announced a strategy for the future that is aligned with the drivers of growth in our financial services clients – and Tom will pick up on this theme in his presentation. All in all then, a good set of achievements for 2005 and a solid platform on which to be investing for growth.

Reuters Group financial performance

        This is the first time we are reporting our full year financial results under IFRS and the numbers for both periods you see in this presentation are on that basis. I shall focus on the drivers of revenue and trading profit shortly.

        First, looking below operating profit, you can see from the slide that both years are influenced significantly by profits from disposals. In 2004, continuing operations contained a profit of £203 million from the sale of our 39% stake in TIBCO and our holding in GL Trade, whereas the corresponding £38 million of disposal profits in 2005 came largely from the sale of our remaining TIBCO stake. We also reported a further £191 million of profit from the sale of Instinet in 2005, although this is shown further down the P&L in the £253 million under discontinued operations. This line also includes £68 million of profit after tax generated by Instinet in the 11 months prior to its sale.

        Following our portfolio rationalisation, profits from associates and joint ventures totalled £5 million, which now mainly relate to Factiva. Taxation on continuing operations was £9 million, notably lower than last year, due to the benefit of settling a number of prior year tax items. We expect the effective tax rate to return to the 22% to 23% range in 2006.

        Added together, this gives a profit for the period from continuing and discontinued operations of £482 million, up, as I said, 28% on last year.

Continuing operations – movement in cash flow

        Moving on to cash flow. This slide shows that the investment made through the trading profit and capital investment lines, much of it driven by Core Plus, together with the high cash cost of restructuring, have all impacted free cash flow this year.

        You will remember that when we laid out our ambitious Fast Forward restructuring programme three years ago, we set ourselves the target of covering the dividend from the free cash flow of core Reuters over the period of the programme. I am pleased to report that we did achieve that goal. Even with the recent investment in Core Plus, free cash flow totalled almost £500 million over the last three years, some £80 million more than that required to fund the dividend.

        Turning now to the £178 million of capital investment in 2005, we said that this would be around £170 million, made up of £150 million of capex and the £20 million or so of development capitalisation we talked about at our March IFRS teach-in. In reality, the £178 million comprised marginally less capex offset by more capitalised development as we embarked on Core Plus in the second half of the year.

        Restructuring costs peaked in 2005. The £147 million you see here includes the £11 million spent on Telerate integration, with the rest driven by Fast Forward. Cash flow in 2004 also benefited from £49 million of property disposals which did not reoccur in 2005.

        Below free cash flow, the main movements were proceeds from disposals, which totalled £710 million including the special dividend paid by Instinet, and £363 million of cash returned to shareholders via the share buy-back programme and the dividend.

Trading performance

        Moving on to slide 8, we will look in more detail at our trading performance. As you can see, revenue was up 3%, our first full year of growth since 2001, and a good turnaround from a decline of 11% just two years ago.

        At the interims, we guided to second half underlying recurring revenue growth of between 1% and 2%, and we came in at 1.7%. However, this undersells our revenue achievement as we have exceeded our expectations with Telerate, including re-signing, and in some cases upgrading, major clients such as the Fortis deal we announced today.

        There was a good story in our transactions-based usage revenue which was up an underlying 12% year on year, an acceleration from the first half, validating our decision to make Electronic Trading a key focus of Core Plus.

        We had a strong fourth quarter in outright revenue, confirming our earlier stated confidence in the pipeline. Overall, outright revenue was down 23% to £70 million as we continued to exit the bespoke consulting business.

        I shall skip over trading costs as I shall come back to these in a minute.

        Trading profit of £334 million, representing a 14% margin, was up an underlying 2% year on year. The table at the bottom of the page in your booklets also shows where our total revenue has come from by geography. The key growth areas have been the Americas, which are up 4%, and Asia, which grew 3% — both regions where economic recovery in Financial Services has been strongest. Meanwhile in Europe the picture is more mixed but we continue to see improving trends and across all regions we saw a stronger performance in the second half than in the first half.

Trends in accesses and average revenue per access

        Revenue from our installed desktops accounts for a little over half of our total revenue. This slide shows how installed accesses and average revenue per access have moved over the year.

        The key headline is that the total installed base of 346,000 accesses is up 18,000 over the last year, driven by the acquisition of Telerate. Of the total accesses, 120,000 are in the Xtra family, up 11% since December 2004, driven by both new sales and migrations from legacy products.

        Trader family legacy accesses continued their decline and fell by 19,000 during the year. They now account for just 14% of total accesses, compared to over 20% 12 months ago.

        Knowledge and Wealth Manager family accesses were down year on year despite good growth in Reuters Knowledge positions, as you can see. This is due to the loss of around 3,000 lower priced legacy accesses at a single customer in Q4 where we were simply not prepared to chase unprofitable revenue.

        Encouragingly, total ARPA stabilised in the first half of 2005 and by Q4 was up 2% on the same quarter last year and on an underlying basis, driven by price increases and a small positive shift in the product mix.

Trading cost movements

        Moving on to look at our trading costs, what this shows is that we continue to manage our cost base tightly and well. We delivered exactly the savings that we said we would from Fast Forward, including the extra £20 million we promised at the interims. The incremental £126 million achieved in the year takes us to £360 million of annualised savings and we will deliver the annualised rate of £440 million in 2006.

        Cost inflation averaged around 3% as indicated in July, which is a level we would expect to continue into 2006.

        Within other cost increases, we incurred a charge that we did not anticipate back at the interims. As we announced in October, we changed the basis of accounting for the Reuters Pension Fund, which is our largest pension scheme. The move to recognising this scheme on a defined benefit basis added £7 million of pension-related costs in 2005, an increase of £12 million over 2004. This is a charge which will reoccur in 2006.

        As mentioned back in March at our IFRS teach-in, 2006 will also include a further £5 million of cost as the full impact of share plans takes effect under IFRS.

        Now turning to the impact of investments, acquisitions such as Telerate have brought £60 million of costs into the Group and we have invested £41 million in Core Plus, but slightly more towards transformation initiatives. Tom will explain more about our Core Plus investments a little later. Without these effects, costs would have declined by nearly 2%, year on year.

Performance by division

        Let us now turn to the divisional performance, and I will cover each division in turn.

Sales & Trading

        Firstly, there is Sales & Trading which makes up about two-thirds of our total revenue. Revenue of nearly £1.6 billion was up 3% on an actual basis but down 1% on an underlying basis. The inclusion of Telerate revenue accounts for most of the difference between the underlying and actual movements.

        The headline underlying percentage also conceals an improving trend in the division. In the first half, underlying revenue was down 2%, which means that the second half was effectively flat. We have seen good growth, driven by the Xtra family, and have now reached the milestone of over 100,000 installed accesses of 3000 Xtra, leading to an 18% increase in underlying revenue. This growth came from a mixture of new business, including the displacement of competing desktops at some of our largest customers, as well as from the migration of customers from legacy products.

        Trading capabilities also played an important role in the performance of the Xtra family. As we have already seen, our transactions business has performed strongly, with usage revenues from foreign exchange dealing up 10% on the back of volatile markets and the expansion of the user base to include hedge funds.

        The reduction in legacy products continues to be the main drag on Sales & Trading. Helped by migration from 3000 Xtra and gradual growth in Reuters Trader positions, overall revenue retention from legacy products remains high.

        Excluding the impact of Telerate, trading costs in this division were effectively flat year-on-year. Fast Forward savings from reduced communications costs under the BT Radianz agreement were offset by investment in service resilience and in Core Plus initiatives, notably electronic trading as well as other product development and data centre restructuring.

Research & Asset Management

        Revenue from Research & Asset Management was £268 million, up 3% on an underlying basis from last year, driven by the Knowledge family and a strong performance at Lipper, which grew 10% year-on-year.

        Knowledge family revenues were up an underlying 9%, driven by an increase in the installed base of Reuters Knowledge, as well as from feeds of fundamentals and estimates data. Reuters Wealth Manager, launched in late 2004, continues to build its presence with both new sales and migration from legacy products.

        The division reported a loss of £20 million, an increase of £13 million over last year. This was due to Core Plus investment, particularly development transformation and enhancements to the Wealth Manager platform, as well as targeted sales campaigns to drive the growth of the division’s strategic products. In 2006, there will be an investment in high value content, as well as product functionality – all of this as a prerequisite to driving this division to profitability. Enterprise

        The Enterprise division showed revenue of £393 million, a decline of 1% on an underlying basis. Again, this shows a good second half performance, following a 3% underlying decline in the first half and this also marks a significant improvement compared to recent years.

        Enterprise Information revenue, which makes up just over half of the division, was up 11% on an underlying basis. Real time data feed revenue grew 4% and Reuters Datascope grew revenue by 37%, due to increased demand for machine readable real-time data to power an increasingly wide range of customer applications.

        As expected, we had a good fourth quarter in outright revenue, with Risk products in particular growing by an underlying 35%, underpinned by sales such as those that we recently announced with six Chinese banks. However, outright revenue from Reuters Market Data Systems still fell year on year, as we have now migrated the vast majority of customers from legacy platforms as we continue to move to desktop-based solutions for these smaller sites. With the upgrade programme now drawing to a close, and a standard platform now largely in place, the focus in 2006 will shift to marketing new premium products such as the Reuters Wireless Delivery Service and the Reuters Tick Capture Engine.

        Full year trading profit in the Enterprise division increased 50% to £95 million, delivering a 24% margin. This was driven not just by revenue growth in key products, but also from exiting the unprofitable bespoke solutions business as part of Fast Forward. This was partly offset by investments made in Core Plus growth initiatives, such as the Reuters 10 year tick history database.

Media

        And finally we have Media, which was our best performing division in 2005, with revenue up 6% on an underlying basis to £153 million. The News Agency business saw revenue growth principally driven by our TV and our award-winning Pictures businesses.

        Our Consumer business saw strong growth in advertising revenues from our reuters.com family of websites. This more than offset the impact of the planned rationalisation of certain online syndication products.

        Margins in the Media division were flat, year-on-year, as revenue growth was balanced by strong cost management. Investment in the consumer business has been largely self-funded through Fast Forward efficiency savings elsewhere within the division.

Outlook

        Turning to the 2006 outlook, you will see that we have moved to providing annual revenue guidance, reflecting our confidence in the growth prospects for the business. We are also now focusing on total revenue, excluding currency effects, rather than just underlying recurring revenue.

        There are two reasons for this change. The first is that it makes much more sense to give guidance over total revenue, especially with transactions-based usage revenue becoming an increasingly important part of our growth strategy. The second reason is that, as the integration of Telerate progresses, the distinction between what revenue was previously Reuters and what revenue was previously Telerate becomes more and more difficult to determine.

        The divisional commentary in the press release gives you slightly more detail on some of the divisional performance drivers in 2006, so I will just concentrate at the Group level. Here, we are targeting total revenue growth of around 5%. This includes 2005 acquisitions and 1% of growth from Core Plus, but it obviously excludes currency effects.

        Within trading profits, we expect 2006 to benefit from the final £80 million of Fast Forward savings, taking us to the £440 million of annualised savings we committed to back in February 2003. In line with our guidance back in July, trading profit in 2006 is expected to reduce by £120 million, due to net investments to drive Core Plus growth and transformation initiatives.

        Turning to cash flow, we expect to spend around £220 million on capital investment, up from £178 million in 2005, as we continue to invest in new data centres and step up development under Core Plus. This increase will be more than offset by an expected £90 million fall in restructuring spend relating to Fast Forward and Telerate integration.

        With that, I will pass over to Tom.

      Tom Glocer: Good morning, everyone.

Agenda

        My main agenda today focuses on 2006 and beyond, but I am going to start by just reflecting for a moment on how much we have achieved in 2005. It is these achievements, plus what we have done to fix this business throughout Fast Forward, that give me confidence in our plans for 2006 and beyond.

        Then I am going to update you on some of the early successes of the Core Plus programme, which give me the confidence that we are on the right track now. After that, I will take a look at our investment programme – exactly what we are doing in 2006 to strengthen our business and to accelerate growth. Finally, I will try to pull these things together for you, to give you a picture of the transformed and growing Reuters that emerges.

2005 achievements

        So let me start with our achievements in 2005. First, as David said, we have delivered on exactly what we said we would deliver on Fast Forward. We returned to revenue growth for the first time since 2001 and turned an annual revenue decline that was as large as 11% in 2003 into 3% growth in 2005. We delivered £360 million in cost savings on our way to the full £440 million in savings under Fast Forward and, by year end, this will bring our total savings under transformation programmes to almost £900 million since 2001.

        We have created a fit, targeted product line and streamlined the number of products we sell. Also, we have significantly improved our customer service. All this, and we have brought a lot of new talent – many of whom are sitting in this room today – into the business.

        Secondly, we completed a series of disposals and acquisitions to simplify and strengthen our core business. I would like to highlight Instinet in this, which was very time-consuming, certainly for David, for me and Devin Wenig as well. But I am really proud of the value that we created there and in fact saved for Reuters’ shareholders, because there were moments when it really looked as though Instinet could go to zero instead of being the $2 billion asset we managed to retain. I would also like to flag the complex sale of Radianz and the comms outsourcing to BT as a difficult transaction but ultimately a very valuable one that we were able to do in 2005.

        Thirdly, we were able to return £363 million to shareholders in 2005 via both our regular dividend and the share buyback that we announced in July, and we expect to return the full £1 billion to shareholders through the buy back alone by mid-2007.

        Fourth and finally, we launched the Core Plus programme, marking our transition from recovery to growth.

Better products – better service

        As you know, I focus a lot on the quality of our products, so I do not want to let this occasion pass without providing a commercial plug for the great products we launched in 2005. Since most of these were towards the end of the year, they underpin the growth that we are expecting from our core business in 2006. In particularly, I would like to flag 3000 Xtra. We have now reached the milestone of 100,000 positions installed and Version 5.0 is a real step change here – simple but powerful search, great charting and new content. It shows how far we have come now in developing the sophisticated functionality that our customers demand.

        I would also mention here Reuters Knowledge. We now have over 11,000 users on this product and we have moved to a quarterly update cycle, which allows us rapidly to meet changing needs. This is something that we were never able to do at Reuters before. It would always involve a costly site visit, while now we can just push new content and new software right down to the end user.

        Lastly, I would mention our datafeeds and enterprise architecture, areas where we are best in class already and moving swiftly to capture customer investment in areas like algorithmic trading and portfolio valuation.

Core Plus – early successes

        The next things I would like to cover today are some of the early successes that we are seeing from the Core Plus programme. When we announced Core Plus in July, I talked about four ways in which we would accelerate revenue growth at Reuters: first, electronic trading; second, high value content; third, a new approach to enterprise sales; and fourth, new markets. I am very pleased to be able to report progress on each of these strands and I will start with electronic trading.

Electronic trading

        We saw good growth in 2005 in our transaction revenues, which were up some 10%, and there is evidence of a continuing boom in electronic trading. Reuters is well-positioned in the interbank FX market, especially in the fastest growing areas like emerging currencies, where we can accommodate currencies were trading is currently restricted (for example, the rouble) as well as openly traded currencies (like the Mexican peso). This makes us an attractive partner for currencies like the renminbi as they begin to open up.

        On the buy side, we are also seeing good results, both hedge funds trading through their prime brokers on Reuters Dealing and electronic trading between banks and their customers via Reuters Electronic Trading – RET. Our monthly average trading volumes on RET increased six-fold over the course of the year to 40,000 trades per month in December.

        Our new trading products – RTFI and RTFX – are both gaining momentum. You can see the statistics here on the slide: each saw big increases in active traders and in trading volumes in December.

        In all of these services, the support of our sell-side customers is critical. I believe that at Reuters we are finally using our distribution capabilities effectively, to bring revenue opportunities to our sell-side partners and best execution to the buy side.

High value content

        We move on now to high value content. There are two sides to this: forging new external partnerships and promoting our own in-house capabilities. I was pleased to announce today that we have signed an important deal with Mastercard to package and distribute their US retail sales data. This is just the sort of proprietary insightful content that we are committed to bringing to our customers.

        What is unique about it, you may ask? First, the Mastercard data correlates very strongly with official Department of Commerce retail sales data. Secondly, our data – the Mastercard data – comes out significantly before the Department of Commerce data, or anybody else’s, for that matter. Thirdly, it is cut in a far more granular fashion, so you can deep dive into US spend excluding autos, in retail; or – Miriam’s favourite – women’s apparel. (You can tell who came up with this example!) In general, though, I am sure you can appreciate that this sort of data, which gives an early prediction of where the ultimate government data is going to go is really important, both to you in the sell-side analytical community and to investors on the buy-side.

We expect this to be the first in a series of like deals that we will aggregate and bring to our customers. But I do not want to overlook the really exceptional capabilities that we also have inside Reuters. In 2005, we produced a great wave of news scoops. Geert Linnebank, our Editor-in-Chief, is here today. I am sure he would be happy to crow about them some more, but we have also included a handout that was set out on your chairs. The one I would flag in particular is a great win we had in the Pharma sector: in 2005 we scored a 17 minute beat over both Dow Jones and Bloomberg with the news that Avastin – a new Genentech drug – was shown in clinical trials to extend the lives of lung cancer patients. During this exclusive time on Reuters – this 17 minute gap – Genentech shares shot up 20% and the US biotech index shot up over 3%, all of which added about $11.5 billion to Genentech’s market cap, just in that period, and then the market shut.

        If you were not on Reuters, you were on the wrong side of those trades, and one scoop like that once in the year can pay for your Reuters subscription right through the year. So I often do not talk enough about how great our news content is but it is really market-moving, it produces real value and is at the heart also of our high value content efforts.

        However, our in-house work does not end with news, it includes what we are doing on the data side. We are now using content centres like Bangalore to build up our own proprietary data coverage in areas like public equity offerings, mergers and acquisitions data and estimates and company fundamentals.

New enterprise approach

        That is enough about content. Let us go over to the new enterprise approach. Here I do not think there could be any better validation of the new Core Plus enterprise strategy than the ground-breaking contract we announced this morning with Citigroup. We have been winning these sorts of enterprise deals in general going back to the 2003 Goldman Sachs deal we announced, but there is an important difference now. It is now about much more than just competing for desktops. Now we are bringing the entire Reuters content and technology stack to our customers, which means that we can produce even greater value for large customers. No other vendor could have done this deal. There are plenty of people out there with good content, with competing boxes, but no-one else has the “soup to nuts” scale as Reuters has to do that sort of deal.

        For example, Citi has gained access to Reuters Tick History to back test their trading algorithms on the prop desk, which is one of the new products in the Core Plus suite; Reuters Messaging to connect users and enable chat room communication, both within the firm and outside; Reuters Market Data System and Reuters Datafeed Direct to drive out latency in their trading operations, and even Reuters Wireless Delivery system so that you can get all of this data, both internal and external, onto your BlackBerries.

        For Reuters, it means that we have significantly expanded our penetration at Citi and to me that is really what this strand of Core Plus is all about.

New Markets

        Finally, let me move on to the fourth strand of Core Plus which is new markets. As you will recall, these come really in three flavours: new geographic markets, new asset class markets and new audiences. Today, I only want to talk about new geographies but I am happy to pick up on the other strands as well, and I want to focus on China and India.

        In China, our 12% revenue growth in 2005 came as we began implementing our specific growth strategy for the Chinese financial services markets. You can see some of the items here on the slide. What I would highlight is our relationship with CFETS, the FX trading unit of the PBOC, which we expect will be able to build on in coming years, and the rather quiet launch we did of Reuters Dealing Matching in China, where we now have five of the big Chinese banks in the Dealing community with certainly more to come.

        In India, our 19% revenue growth came mostly from very good sales of our international financial products but, there also, we are reaching for more. In January, we launched our Times Now joint venture, which is a 24-hour news and information service with the Times of India Group, and it is aimed at the burgeoning class of urban achievers in India. We expect that venture to be successful financially in its own right but perhaps it is even more important in the way it will allow us to continue to grow the Reuters brand in this important market.

        We are also getting quite a good branding halo in India from our aggressive expansion, so the 1200 employees we now have in Bangalore are a recognised element in the country.

Confidence to invest – Core Plus simplification

        To begin tying these things up, it is these early successes in the Core Plus programme that give me the confidence to back our large investments in 2006, as we outlined in July. At that time, I talked about two types of investment: for revenue growth and for further transformation. What further transformation is really about is simplification in our product line, in our technology and in our organisation as well.

        Six months in, we know much more now but the levels of planned investment have not budged. Now I want to give you some more detail on where we are investing and where we see the rewards.

Core Plus

        Let me start with revenue growth in Core Plus. In July we said that we would look to produce 1% of additional revenue growth from our new initiatives in 2006, and that holds true today. We expect these revenues to come principally from electronic trading and our new enterprise approach, as they are the two most advanced themes. As I have already said, our electronic trading services are off to a very good start. In 2006 we shall expand both their functionality and their reach, for example into the emerging markets with a service in Brazil, and into new asset classes with a new service to trade exchange-traded derivatives. We now have three sources of revenue from electronic trading in general. First, our transactions-based revenues that come directly from our trading services. The second is recurring revenue which comes from desktops that want to get into the trading community itself. The third are per-messaging fees that we shall get for trades that are processed through our post-trade hub that I described in July.

        Turning for a second to our new enterprise approach, we expect that 2006 revenues will come mostly from scaling up the products that we have already launched. Our new Tick History product, that I have already mentioned in the context of the Citi deal, already has a handful of other large customers who are currently paying for that product, and it is generating revenues today.

        However, Core Plus is not only about projects that demonstrate quick returns. We have balanced projects with short-term payback with longer-term horizon initiatives as well, which are designed to sustain our revenue growth going forward. In new markets, for example, we are not apologetic at all about investing for the longer term and we have kicked off an innovation programme in Reuters to look at new asset classes, new markets, new audiences, things like property derivatives, weather, commodities in the asset class sector. Let me say a word of caution. These are exciting opportunities for us and have many of the staff charged up, but we do not expect to see really early years contribution from them; this is more about the medium to longer term.

Simplification

        Let me move on to say a little about simplification. In July we kicked off four remaining transformation projects, which are absolutely vital to the future of Reuters. These are all as much about simplifying our business and improving customer service as they are about generating cost savings.

        I have put up this slide to remind you what the projects are and I shall not read it to you. However, I would just mention that our development transformation is the single largest spend item in 2006 with over a third of our £70 million total investment.

Revenue growth … simplification

        Today, I have been talking a lot about where we have come from, our achievements through Fast Forward, and the journey ahead, via Core Plus.

        I would like to end today by telling you where we are ultimately going. I can see a destination for Reuters where we will be providing sustainable revenue and profit growth and fit-for-purpose products supported by great customer service.

        We will have revitalised and repositioned our financial services business, and continued to build our Media business on both the agency and the direct-to-consumer sides, and earned Reuters the right to reach for growth beyond.

        Through the first six months of Core Plus, I have been spending a great deal of time with our staff, laying out this vision. I have been telling them what I am telling you today:

o that 2006 is a big investment year for Reuters; o that I am proud that we have delivered on our commitments to date, but that this is only the first part of the story, and
o	this year and next, I shall focus relentlessly on just two issues – growth and simplification, without easing up at all on our hard-won cost discipline that has helped us to turn this company around.

These are the keys to success for Reuters over the longer-term. I am really excited to be leading Reuters at this time on this mission and, far more importantly, our staff are motivated and up for this challenge. Thank you.

Questions & Answers

        Polo Tang (UBS): I have a few questions. The first relates to operational gearing to the market. If you look at investment banking, you see buoyant conditions and headcount in many places is up 5% to 10%, year-on-year. However, if you look at your top line, although it is recovering, how much gearing do you have into the financial markets? That was my first question.

        My second question concerns price increases for 2006. Could you remind us what the increase in list prices is, and how much of that you expect to come through net?

        My final question is about cost inflation. You talked about cost inflation in 2005 and you managed to keep a cap on your costs, but can that continue and what do you expect, going forward?

        Tom Glocer: I will take the first two questions and give you the cost inflation one.

        Gearing to the market? Yes, we are somewhat geared to the market. As I mentioned in July, a good amount of that headcount cost growth is actually in the banks, not just directly for trading positions or analysts’ positions, but it is in areas like compliance that do not really directly result in revenues.

        As we have changed the mix of our products, though, and in particular latched on to transaction revenues, you can see us beginning to participate much more directly. So transaction revenues were up 10% last year. If you look at the change from an 11% decline in revenue, up to 3% up, and then say 5% next year, that is that gearing – there is a slight lag in the subscription business always.

        In terms of price increases, we have put up prices on our products approximately 3% to 4% and those have stuck. However, the important point to caution you, at least as you translate this into your models, is that a 3% price increase, for example, only translates into about a 2% overall increase in our total revenues, because you have a big slug – say a quarter to a third – for things like exchange fees and coms charges. Obviously, we would love to, but we cannot raise the other guy’s bill. What we expect – and we are seeing stick, is around 2%.

        Polo Tang: And the rate of inflation?

        David Grigson: Yes, the rate of inflation has picked up a little and we estimate it to be roughly 3%. Of course, that pick-up has correlated pretty well with the strengthening of the financial services market – and the financial services market is the main alternative employer for many of our people and so we have to be very cognisant of that.

        Our view is that we can hold it at about 3% in 2006, so we do not see any particular pressures there, looking forward.

        Simon: I have a couple of questions, both on revenue. The first is with regard to the second half figures and, effectively, the fourth quarter looks as if core underlying recurring revenue was up, say, 1.9%, so a delta on the previous quarter of 0.4% is right. Of course, we were expecting that to slow but, compared with the 1% to 2% delta in the previous quarters – could you say whether there were any one-off factors in the fourth quarter?

        Secondly, on the 2006 guidance, effectively the core – if we were to back-out the acquisitions – the core guidance seems to be 2% to 2.5%. Could you say whether there were any one-off factors there in terms of some revenue, or discontinued revenues, that is being backed-out, and whether that should also be adjusted for in the 2007 expectations?

        Tom Glocer: Simon has hit the nail on the head in terms of the guidance going forward, so let us look at that. Our core revenues are more like 3% plus, going up, but there is at least 0.5% where we continue to rationalise our product line and revenues there, and pull out of some of the less profitable domestic services. Perhaps David could think about how that flows into 2007, but that is how you arrive at the tie of the numbers out of the 5%.

        The only other point I would make now is that this is early in the year. This is the first time that we have attempted to give guidance not just on the things that we can clearly see, which is the recurring subscription business by contract, but the more volatile areas of outright business and, in particular, transactions. I do not know many of the banks in this room that actually give trading guidance as to what their trading desks will be doing in the fourth quarter of the year, because it is quite hard to do that. You should bear that in mind. We are comfortable with our guidance but it is early in the year.

        David Grigson: Just to add to that, don’t forget that outright revenue tends to be pretty back-end loaded as well, and so that is another factor.

        On your point about the quarter-by-quarter pick up, we have always said – and we said last July and we repeat it now — that we think the 2% to 4% range for our core business is about right. You are therefore right to point out that, as we come closer to it, you will expect the quarter-on-quarter business to start flattening and plateauing, and I think you are beginning to see that effect.

        One of the reasons why we want to move away from quarterly guidance is because there is a great deal of distortion in the quarterly figures and, as you know, this has always been true in the fourth quarter. This one was exceptional only in the sense that there were pluses and minuses, particularly in the comparatives of course, with last year when the number was 2%. If you just factor that into your mind as a trend indicator, it is a trend indicator that brings you closer to the 2% to 4%. Putting aside the stuff that we are intentionally putting out – I mentioned on-line syndication – we are pulling out of the bespoke technology consulting component of our old outright business, which of course has a further drag into 2006. Within our guidance, we are looking at doing pretty well in the middle of that 2% to 4% range and therefore we are inevitably flattening as we get into that.

        Rogan Angelini-Hurll (Citigroup): I have a number of revenue questions and a cashflow question. I am rather nostalgic, although I know that you do not want to do the quarterly underlying recurring revenue growth. However, could you perhaps tell us whether the trend into the first quarter of this year – if you were to have released the numbers – would still be going upwards?

        To continue on from Simon’s question, which was answered by Tom, what can we expect in 2007 as the number of rationalisations that will deviate away from the 3% average?

        Could you talk about net sales over the traditionally more important fourth quarter December period, and perhaps also comment on them by geography if that is relevant?

        My last revenue question is that you talked about the Mastercard deal and the content, but how will you be paid for that? You said you would aggregate that into our screens, but do you charge us more? Do you charge us individually, or is it just an extra investment that makes us feel better? And then —

        David Grigson: Shall we finish there for a moment, otherwise I can't recollect everything!

        Tom Glocer: Let me hit a couple of the revenue ones, because I can roll them up. First, Mastercard and then working backwards because it is the easiest. We shall include a certain amount of treetop data at no extra charge in Xtra and Knowledge and as we aggregate more than just this one source, we believe that it will make the product more and more compelling, you get your return by greater sales and by price increases sticking because of the greater value.

        In addition, if you want the full, more granular data, which you would want in the analytical community, you will pay for that and we have a revenue share with Mastercard. The way I think of it is rather like the cable TV model in that you get basic cable with your Xtra or your Knowledge, and we sell you premium packages on top and we have to share some of the revenues with the producer.

        I think I can hit questions one and four, which are net sales, quarterly guidance together. The fourth quarter of last year was the single best quarter we have had certainly since I have been sitting here. It was a strong quarter and it will flow through nicely into Q1 2006. It was significantly helped by the Citi deal — thank you very much, Rogan — but to me that is exactly on strategy. We have always looked to do enterprise deals, it just happened to come together towards the end of the year. David, you might want to hit the other one.

        David Grigson: The ‘07 flow-through. I have been consistent in saying that this is an issue that will affect us in 2005, we’ve stated again to a reasonably material extent of 0.5% of our revenues, which is pretty material in that context in 2006 and then it will start to fall away in 2007 and beyond. There may be some small flow-through but it will not be on that scale, it will be much less than that. Back to you on cash flow, you still have the mic?

        Rogan Angelini-Hurl: The £220 million of capital investment, do you see that as a new level, does some of it drop away or does all of it drop away back to the –

        David Grigson: It is really important and we have said it a number of times, 2006 is the year of peak investment for this firm, for two reasons. The first is because we always saw the traditional capex ratcheting up anyway because of the investment in data centres, and we said that would ratchet up in 2005. It was £138 million and we see that rising to £150 million in 2006, staying high in 2007 before falling off quite steeply. This is about building up the data centre capacity that we need for the future as a prerequisite to being able to close down the 250-odd data centres around the rest of the world. That kind of hump of investment is exactly as we predicted it to be, slightly less in 2005 and roughly what we predicted for 2006, flowing through into 2007.

        The other area of significant investment in 2006 in cash flow terms as well as in P&L terms, although one connects directly to the other through the amortisation lines, is on Core Plus and the initiatives around Core Plus. This is the peak year and we predict it will come down in 2007 and then come down again in 2008 and settle at whatever the appropriate number is for the business that exists at that time, and I do not want to be too specific about that. You can predict that the cash flow consequences of capital investment, capex as well as capitalised development costs, will come down in 2007 and then come down a little more steeply in 2008.

        Paul Sullivan (Merrill Lynch): I have a couple of questions. Can you talk about the profile of legacy migration going through this year and next year, and your targets for getting the legacy positions fully migrated and switching off those legacy platforms? Also can you give us an update on the roll-out of Trader, which I know has been somewhat disappointing last year?

        Secondly, on some of the electronic trading initiatives, are there any implications in your view if ICAP is successful in buying EBS?

        Tom Glocer: Let me hit the ICAP question first and then we have Devin Wenig who runs our divisions here and he is primarily in charge of our product strategy, so I shall let him talk about both Trader and the migration which he has under close watch.

        We have very good relationships with ICAP, we are the exclusive distributor of their BrokerTech data which is the best source of US Treasury data, and we expect that to continue. The rumour is that Michael will be successful and will win that franchise. That is in general positive for Reuters, because it means that with our platform, with Dealing and the other FX services, we are no longer competing directly with a consortium owned by our customers, which they would naturally want to favour. It is just another competitor of Reuters out there, so it is marginally helpful and probably will provide a compelling read-across in terms of the value of our own business. Devin, if you have a microphone, do you want to comment on Trader and the migration?

        Devin Wenig: Now — after a late start with the Trader family — we are very well on track. Trader as a product has come over the hump of issues we saw in 2005 and is now performing very well. In terms of the legacy migration, we are still seeing a very good spin up to 3000 Xtra on the back of the launch of Xtra 5, and that is reflected in the 100,000 accesses you saw there. Now with the very small rump of legacy left, the majority of those will move over to the Trader family or spin up to 3000 Xtra over the course of the next 18 months to two years, the majority of it being in 2006. Therefore, albeit a slow start, particularly in the fourth quarter and now into the first quarter, the active migration of legacy is well under way and proceeding now according to plan.

        Chris Collett (Goldman Sachs): I am afraid I have another question on the revenues. I am a little confused about why you changed your terms by which you guide on the top line, because you always used to say that you chose to guide on recurring revenue growth precisely because it was so difficult to figure out exactly what the usage revenues were going to do. However, now you are saying that you are not really quite sure because you cannot figure out what the usage revenues would do, so why did you not stick with the old method?

        Could you tell us what your guidance implies in terms of recurring revenue growth and, if not, would I be right in thinking that the 5% growth if you take off about 1.5% for the Telerate contribution gets you to 3.5%? If you say that your exit from solutions will reduce revenues by about 0.5%, that gets you to 4% but presumably you expect your usage growth to be above that given that it grew 12%. Therefore, are we looking at recurring revenue growth implicit in your guidance of only about 3% or thereabouts?

        Secondly, could you remind us on your new frame of revenue guidance, you talked previously about getting up to 5-7% growth in 2007. Does that still stick or will it be something different?

        David Grigson: Chris, there is a really important point for you to pick up, which is that we are not here just to guide on the easy things. We are trying to give you guidance across the whole piece. I know that introduces the prospect of perhaps more volatility in that guidance, but it is important. The reason why it is important is because you have to understand the way in which this firm operates these days. This firm is not trying to make decisions on its separate revenue lines. It is making decisions across the piece. If we decide to change the operating model to put more of our revenue through a volume-based, usage-based model because it makes sense for our customers, we shall do that. However, if we have only guided on recurring, we can see the other side of that and it may scare us away. Therefore, it is really important that when we manage this, we manage it for revenue, and profitable revenue, regardless of which line it appears on. That is a really important reason why we have shifted the guidance away from just recurring, although, yes, it carries a little more risk with it.

        The analysis is right until you came to the point where, if you put usage into it, it shows the recurring model coming down a little. Usage revenue at the moment is about 5% of our revenues, and, yes, we expect it to grow and to grow healthily in 2006 as it did in 2005 and previously even in 2004. However, it has to be growing quite a lot in order to make an impact and, therefore, it is in the rounding rather than the degree of dramatic effect that you were implying. Your earlier arithmetic is reasonable, i.e. 5%, 1.5% for Telerate is 3.5%, 1% for Core Plus is 2.5% for the core business, of which you have to add 0.5% back to see where the business with which we are really managing our way forward is growing next year. Within that, as I said, you have to look at how much comes from usage, how much comes from recurring and is it something we feel happy in tweaking depending on exactly what fits for our customers.

        Mark: I have three questions, all on the top line. First, 5% probably includes some consideration for increasing M&A in banks, I am thinking most importantly about France and Italy. Could you give us your estimate as to how much of that is included in the 5% for 2006? Secondly, 5% includes Telerate now and will that target be updated if you make any further acquisitions, small disposals or anything else? Thirdly, prices and volumes: we are probably sticking at 2.5% as best guess for the core business underlying recurring in the old terms, and we are talking about 2%, which, as I understand it, is 2%+ for price increases. I struggled to square that with the headcount dynamics we observed in US and in Europe. We know that headcounts in the industry are growing at 2-3%, in Europe it has definitely picked up in the UK, which is your biggest market, and I guess it is at least stable in most of the other markets. Why do I have only 10, 20, 30, 40 basis points for volume in your guidance?

        Tom Glocer: Your first question is about how much M&A activity is factored in. The answer is that we have seen over the last five to 10 years a significant level of M&A. What we have factored in is a continuation of a reasonable historical level of activity. In Japan we have seen very significant consolidation over the last five years. We do not expect that we shall see much consolidation in Japan. In China and India we are seeing expansion rather than consolidation. However, you are right, as I have been saying for a number of years, Italy is very ripe and, post the Bank of Italy changes, it is ripe for that change. How can I help you? If we saw overnight JP Morgan, Morgan Stanley, Goldman, UBS, Credit Suisse and Deutsche all getting together, that is beyond what we have. If you say, every quarter there will be a couple of significant bank deals among the mid-level banks, perhaps one involving a big bank, that is in the guidance already.

        As far as updating guidance for acquisitions and disposals, over the last three years we have closed or sold over 80 units. We have not tended to run back and say it would have been a little higher if we had not done this. We have brought the number of products in our product line down from 1300 to just below 400 now and we have lost revenues, so we have tended not to come with a laundry list of ‘please add back 0.2 or 0.3'.

        On the acquisition side, if we do anything that is substantial, that would be more than rounding, we would come back and tell you about it. However, if we buy a $1 million unit to get a couple of people, we shall not break out underlying for that.

        David, there was a third part of the question which was to reconcile price increase to volume.

        David Grigson: The key numbers are that 2% is price increase and the 3% for the core, putting aside the things that we are exiting, which give you slightly bigger volume component. Part of the reason that may not correlate perfectly with headcount Tom has already answered: because the headcount is not always in areas where we would expect to see some benefit from it, as well as because of some of the other factors you have just raised – likely further consolidation, particularly in Europe.

        Mark: Another point, for next year, will you update us on your margin guidance for 2006.

        David Grigson: We did not give margin guidance for 2006! What we said was – because it was quite important to finish off Fast Forward by saying – that in 2006 we expected our core business to enter that 17% to 20% range that we had predicted, despite the fact that IFRS, and now pension accounting, had made that increasingly difficult for us for accounting reasons. I can tell you that we got there, within that range, within our 2006 plans, because in July we could predict that with some comfort. From now on, we have talked about not giving you margin guidance – although we have given clear indicators as to where we expect our revenue is expected to go, we have given some pretty clear indicators as well of the impact of investments on our cost base – because we reserve the right to determine, going forward, just what the right level of investment is to drive profitability over the longer term, to drive value for this firm. If we confine ourselves to a margin range, that is not consistent with that.

        Mark Braley (Deutsche Bank): A series of questions about the risks around transformation: first, can you remind us how much of the transformation savings are dependent on the data centre rationalisation? Secondly, how contingent is that rationalisation on finally eliminating the legacy products? Thirdly, how confident are you that you can keep that legacy on the 18 to 24 month schedule, because it seems to me, from memory, that going back to 2003 these legacy products have actually lasted a lot longer than was the original plan. Then finally – just a ‘Wembley stadium’ question – the data centre new builds: how complex are these as construction projects? Where are you? Have you go the sites? Have you started yet, basically?

        Tom Glocer: I will start at the end and go toward the beginning. These are sophisticated data centres. The vision we are building to is that we want to have three in each time zone, so we can run live, synchronous, B backs up A, you switch to the other one, A backs up B, with a third site for disaster recovery. We have all the sites identified. We have plans against them and we have begun to build those out. I view that, ultimately, as a very important development for Reuters, more so on the service and the resilience side than anything else. I am determined in this Core Plus time, to work out all of those issues that I lump around the title of ‘simplification’, to make Reuters just a humming, well-run machine, and we have to tackle those data centres.

        In terms of the confidence of the swap out and how long legacy stays – I have a long memory; I have been in the company 13 years – it has always taken longer than Reuters management estimates to get the last legacy positions out. This will be no different. There will be stragglers after 18 months. For all I know, Deutsche will come to us and say, ‘Listen, in our Buenos Aires operation’ – which I have visited – ‘please don’t swap us out because we have some other event in six months and it would be more convenient to do it then’. Stuff like that happens all the time. Certainly, to deliver the £150 million of cost savings we are not dependent on shutting off the last 2,000. The real dependency is on migration of all of our products on to pure IP delivery and that project goes on now. It is a big project and it is going well, where we are working closely with BT.

        Finally, the risks around transformation and how much is specifically dependent on the data centre part: do you have a number on that?

        David Grigson: Of the £150 million? It is about a quarter on the data centres – with a lot of back-end loading, don’t forget — because of exactly the point that Tom has just made on the necessary product migration – about a third of it on development and then a third from a number of other smaller projects.

        Colin Tennant (Lehman Brothers): Three things, if I may? First of all, just coming back to the volumes question, from your comment there would you say — I know this is not just a desk top business but in terms of the desk top – are you now winning, losing, or holding your own in terms of market share? Then on geography, you have given the geographical breakdown of revenue and we see US and Asia nicely up and Europe still down a bit: in your projection of 2006, should we expect to see all of those numbers with a positive in front of them? Or how is that likely to evolve? Finally, on the enterprise deal with Citi, I wondered if you could maybe expand a little bit on how these deals have evolved since you did the first one with Goldman, back in 2003? Is this very different? Or is it basically the same thing just rolled out?

        Tom Glocer: In terms of the Citi deal and the evolution of these enterprise deals, what has really evolved is that we are doing much more of the work, to build coherent solutions, largely stemming from the fact that we have people who understand now exactly how clients go about their value, their trading function. So we did not have direct feeds and, by the end of this year we will have the ability to take direct feeds into a client side RMDS for over 40 different venues. They are the absolutely fastest feed you can get. We did not have the latest version of RMDS, which allows much more full tolerance and the ability to sail over from one feed to another. We did not have things like a tick capture engine, or a tick history, because we did not really understand how a prop desk want to back test their trading algorithms.

        In approaching clients, therefore – clients have always been smart and they knew what they were doing and that Reuters had some interesting bits and bobs – what this has allowed us to do is, first, to package it more coherently, so it is a better sale and secondly, we understand the value better so we are pricing and getting more value from it. We are less obsessed about the desktop and more focused on, ‘How do I significantly grow my revenue at the institution and do it in a way where the competitor can’t just say they will match the deal, because they can’t because they just don’t have the assets?'

        In terms of geography, we saw improvements in each of the areas this year. Asia is doing very well and is again off to a very good start, to the extent that we have seen results already this year. The US is moving ahead nicely, but continental Europe has been a lagger. I would expect to see plus signs before all of them in 2006.

        Finally, volumes and market share: we have now got into the good habit of doing this once a year and doing it rigorously. We have certainly caught up and stabilised share. I do not see us losing anywhere. The 18% growth in Xtra is to me a very good sign, and we came out with the new version towards the end of the year and that looks good going into this year as well. I do not even have the data yet. Typically we do it at our first quarter, so we will wait till then. But I feel pretty good about it.

        Johnathan Barrett (Williams de Broe): I have just one question left, about the delivery of Core Plus in 2006. You have already highlighted that Q1 is gaining some benefit from Q4 but are there other peaks or periods during 2006 where we will see a bit of extra uplift from Core Plus – certain things that are going to come through, which we should be watching out for, to give us a sense of progress on Core Plus this year?

        Tom Glocer: Certainly on the transactions side, we have both the extension of RTFI and geographically, in building that community, which should increase the number of positions, say, of 3000 Xtra directly being used as on-ramps to trading. I mentioned our expansion to Brazil. We are launching a new service with the exact same multi-asset class architecture to cover exchange-traded derivatives and cash instruments. So that is coming later in the year but I do not have a sort of quarter-by-quarter phasing of exactly when it turns into revenue. When we look at the total number, we are still comfortable with the 1% for the year.

        Jonathan Barrett: Can I just go back to something someone asked previously? I want to make sure I understood the rationalisation impact in 2007. Are you saying that effectively most of that will have washed through during 2006 and we will not really see any further decline in 2007 revenues, because of that?

        David Grigson: Yes, I said that it will mostly have washed through by 2006, which is something we have always predicted. There may be a small tail – as Tom said, these things tend to take longer – but by then, it should be lost in the roundings.

        Guy Lamming (Cazenove): I have a couple of questions for you. First, I realise that you told us this six months ago, but I am sorry that I have forgotten. In the capex, you have £70 million of product development costs which have been capitalised.

      David Grigson: In 2005?

        Guy Lamming : It is(pound)220 million of cap -

        David Grigson: In 2006, yes that is right.

        Guy Lamming: And(pound)70 million of product development will be capitalised. Could you just remind me how that impacts on the operating margin? That is my first question.

        My second question concerns the tax affairs of the company. You had a very low tax charge for 2005, which helped the EPS and you said that would bounce back, I think you said in 2010. Could you give us some more detail about what is going on there, please?

        David Grigson: The critical point to understand about our guidance back in July is that we talked very hard to the P&L and we understood absolutely what the consequence is, both of spending money in the year, and expensing it. Our capitalisation policy is pretty restrictive on what we capitalise as well as what we expense. We expense significantly more of our product development cost than we capitalise. We capitalise the pure product development piece – not the specifications piece and not the roll-out piece – and therefore it is quite restricted and quite conservative in that sense.

        We talked through what the P&L account consequences of that were, and they still hold. The 2006 £120 million of P&L impact has in it the depreciation and amortisation consequences of anything that we have done in 2005 and previously, because we have had to go back and re-state all previous balance sheets on our opening balance sheet on a similar basis. Does that answer that question?

[Yes]

        On the tax charge, we run a complex Group with tax jurisdictions in just about every major country around the world and we are always in the process of trying to resolve issues – both issues of claims against us as well as claims against the tax authorities, or things for which we might be able to make claims for ourselves. We run a ledger of those things, on a pretty conservative basis – at least, that is proven by our track record. Every year has things that are resolved, and then you move forward to the next year.

        In 2005, we had two or three things which just came good and had a material effect. One of them, for example, was that we made some claims in the US previously about disallowing certain product development costs, which the US authorities were allowing us to do. It took about three years to solve that and it was solved in the year and an $18 million cheque was written to us, and that flowed through the tax line. There were a couple of other small examples which, in the end, all added up to the difference between an effective tax rate of about 10%, which is what that 9% translates into, and an effective tax rate of about 22% to 23%, which is what we predicted to go forward. There will always be a degree of volatility in that figure but, in terms of modelling, it is the right figure to hold to for the foreseeable future.

        Guy Lamming: Could you tell us what you have said in the past about the medium term guidance on that tax line, please?

      David Grigson: Why I say it?

        Guy Lamming: Why, and what it is at the moment?

        David Grigson: I can only describe it as a tax rate to apply against the operating profits, the before-tax profits that sit above it. We have been very consistent in saying that it has been the low 20s, and that it has been down to 21, and it has been as high as 23 and 24, and that just holds. That holds in today’s current tax environment and, if anything should change materially, we would of course update you against that. That is based on the knowledge we have about the way these things work around the entire world and the impact they have on us. It is a position at least based on some history and track record.

        Charles Peacock (Seymour Pierce): I have a couple of questions. You highlighted the double-digit growth in China and India. Could you just outline how big these are in terms of revenue to you 2006? Also what is the nature of the growth – is it being driven by accesses or other revenues?

        Just going back to the question about migration from legacy products, could you just remind me when Reuters Trader was up and running properly and being pushed out? What effect have you seen in terms of people perhaps now switching from Xtra to Reuters Trader, now that it is properly available? What is the differential in the pricing of those products?

        Tom Glocer: First, on China and India, it is mostly our core financial services products. We have made investments in country-specific data. Early in the year, we put out a press release about the benchmark yield curve that we have done for China. We have been adding fundamental data on the 6,000 Indian publicly traded companies, between the National and the Mumbai exchange. We are just meeting the needs of local markets and giving them priority in our budget process. We are, in essence, accelerating investment in those countries.

        For competitive reasons, we do not want to break out each one but, together, they are coming close to about $100 million of revenue. That is obviously not yet Switzerland, but these will be tremendous markets for Reuters. We are very well positioned and we have a great brand name. In China, our Risk business has done incredibly well, both with all the major banks, with the PBOC and others.

        In terms of migration and what used to be called ‘spin down’ – except that we have not had much – my view is that Trader came out in its useable form in September, and by the beginning of the fourth quarter it was in good form. It has been performing very well. Clients really like the interface and it has been stable – we have not had any of the scaling issues that had been plaguing us before. To me, personally, it is embarrassing that it was two years late and we gave up revenue which, had we had it ready, it would have kept.

        We are not seeing significant spin-down. Interestingly, that is true on Moneyline Telerate as well. There are a couple of big clients I know of who had moved over to Moneyline Telerate to save money and, coming back to Reuters, they said, ‘Wow – Xtra has really improved.’ Not only have we kept all the Telerate revenue, but they have stepped up to additional revenue via Xtra. If anything, the move is still up. And if you want the price —

        Devin Wenig: ... there is very little in the way of negative pricing pressure. When you think about the mix effect of how many spin up to Xtra, versus how many move straight across into the legacy, the aggregate impact of that is either flat or slightly positive on the price point of the migration.

        David Grigson: We have time for one more question. Patrick?

        Patrick Wellington (Morgan Stanley): Your guidance on revenue growth was 2% to 4% for the market, plus one for Core Plus, so 3% to 5%. As we have discovered in this meeting, you are right at the bottom of that range on recurring revenue growth. Could you just come back to us on exactly why that is? Do you see your market environment already deteriorating? Is it the market share issue that was raised earlier? Why have you clung to the bottom end of the range?

        Chris asked a question earlier about the 5% to 7% growth in three years’ time. Will that remain on the old basis of recurring revenue growth, or will it be subsumed into the new, all-in, Reuters revenue approach?

        Thirdly, will you tell us what the Core Plus absolute revenue number is on a quarter by quarter basis?

        Tom Glocer: Let me attack the first question and give David the chance to think about two and three.

        As we explained in answer to some of the earlier questions, we are now attempting to guide to more volatile revenue streams. It is also quite early in the year, given the fact that some of those – especially the outright – are very back-end loaded. Internally, we are certainly targeting, pushing our teams, and we would be very disappointed if we did not do more. However, at this point in the year, overall growth of around 5%, especially if you look at the minus-11% hole we came from only a couple of years ago, is the right place to be in the middle of February. I will be very pleased to be able to come back and report that we have done better.

        Patrick Wellington: [Off mike] So you are at the bottom end of the more predictable bit of revenue. ... (inaudible)

        Tom Glocer: The last time I looked, three was in the middle of two and four.

        David Grigson: Let us start with your 2007 and work back a little from there. For 2007 we have said that we expect – and let us be clear about what we said about the 2% to 4% — we said 2% to 4% medium term, and we did not say – we never said – that the 2% to 4% was 2006. We said that we hoped we would get into that range in 2006, and this guidance indeed does exactly that. We said that 2% to 4% was medium term. For 2008, we said 2% to 4% of the business we had today and, if we invest wisely in Core Plus and deliver the benefits we expect, then you could lay an extra 3% on top of that by 2007. So your 5% to 7% still holds true on that basis.

        I think you should take confidence from the fact that, in 2006, we are giving you guidance that gets you into that range. Yes, there are some things that need to be ironed out of the system, and we will take those out of the system by 2008. That should give you confidence towards that 2008 pointer.

        You also asked a question about whether we would break out Core Plus. Yes, we absolutely will. We are spending a great deal of money on product development, on taking these products to market. We will tell you what returns we get for that investment and clearly, that return will initially be to the revenue line and then, ultimately, through the profit lines as well.

        We should probably call it a day at that. Thank you all very much indeed.

— Ends —

Preliminary results –
financial highlights

David Grigson
CFO

23 February 2006

Reuters Group results

Financial headlines

Positive trend in recurring and usage revenue continues

Strong growth from strategic products

Fast Forward delivered in full

Trading profit of £334m, delivering 14% trading margin

Total Group profit of £482m, including disposal profits

£710m from disposals; £363m returned to shareholders

Reuters Group – financial performance

CONTINUING OPERATIONS

         Revenue

         Operating profit

         Net finance costs

         Profit on disposal of associates and fixed
asset investments

         Associates and joint ventures

         Profit before tax

         Taxation

         Profit for the year from continuing
operations

DISCONTINUED OPERATIONS

         Profit for the year from discontinued
operations

PROFIT FOR THE YEAR

Basic EPS

Reuters adjusted EPS*

   2,409

          207

           (12)

               38

                  5

          238

                (9)

          229

          253

          482

   32.6p

   13.8p

           3%

           7%

     (40%)

     (36%)

       28%

       25%

       17%

   2,339

          194

           (12)

          203

              11

          396

           (40)

          356

              19

          375

   26.0p

   11.8p

Actual
Change

2004

2005

£m

Continuing operations – cash flow

Movement

2005

2004

£m

Trading profit

         Non cash items

         -  Amortisation / depreciation / impairments

         -  Share schemes

         Capital investment

         Restructuring

         Property and other fixed asset disposals

         Working capital

         Taxation, Interest, Other

Free cash flow

         Net disposals / (acquisitions)

         Instinet dividend

         Reuters dividend

         Share buy-back

         Other

Movements

Net funds / (debt)

          334

          113

              30

       (178)

      (147)

                  3

           (46)

           (21)

              88

         673

             37

       (140)

       (223)

                (1)

          434

          253

                  8

           (46)

                  8

         (61)

           (47)

          (46)

              46

              18

       (120)

          312

              37

                    -

       (223)

               (9)

                 (3)

          434

          326

          159

              22

     (117)

       (100)

              49

           (92)

           (39)

          208

        361

                    -

       (140)

                    -

                  8

         437

       (181)

Trading performance

Trading performance

Underlying
Change

2004

2005

£m

Recurring

Usage

Outright

Total revenue

Trading costs

Trading profit

Trading margin

   2,242

                97

                70

   2,409

(2,075)

           334

        14%

   2,164

               86

               89

   2,339

(2,013)

           326

        14%

     1%

     12%

(23%)

       0%

          0%

          2%

Actual
Change

             4%

      13%

   (22%)

             3%

             3%

             2%

Trends in accesses and average
revenue per access

0

100

200

300

400

500

December 2004

March 2005

June 2005

September 2005

December 2005

‘000 Accesses

112

108

68

32

112

112

61

33

112

33

57

116

£304

£300

£298

328

327

354

27

110

106

34

34

55

49

117

120

27

26

353

346

£304

£309

11

10

9

9

8

Legacy 1

Wealth Manager

Xtra family

Trader 2

Monthly ARPA

Telerate

Knowledge

Trading cost movements

2004

2005

£2,013m

£2,075m

(£126m)

£58m

Fast
Forward
savings

Inflation

£60m

Other cost
increases

£41m

Core Plus
investment

£1,974m

£29m

Impact of
acquisitions

2005 before
acquisitions &
Core Plus

Divisional performance

Sales & Trading

£m

2005

2004

Underlying
change

Revenue

Trading costs

Trading profit

Trading margin

         1,595

      (1,354)

                241

              15%

         1,542

      (1,289)

                253

              16%

                (1%)

                  0%

                (5%)

Over 100,000 installed 3000 Xtra accesses

Transactions based usage revenue up 10%

Continuing migration of legacy products

Investment in transformation and growth underway

Good growth in Knowledge family and Lipper

Investment in
                         - Product enhancements
                         - Targeted sales campaigns

Research & Asset Management

£m

2005

2004

Underlying
change

Revenue

Trading costs

Trading loss

Trading margin

                268

              (288)

                  (20)

                (7%)

                262

              (269)

                       (7)

                (3%)

                  3%

                  8%

                  n/a

Enterprise

Enterprise Information revenues up 11%

RMDS migration at large clients nearly complete

Fast Forward savings from scaling back Solutions
business

£m

2005

2004

Underlying
change

Revenue

Trading costs

Trading profit

Trading margin

                393

              (298)

                      95

              24%

                391

              (328)

                      63

              16%

                (1%)

           (11%)

              50%

Media

Strong performance in TV, Pictures and reuters.com
drives revenue growth

Consumer investment funded through efficiency gains

£m

2005

2004

Underlying
change

Revenue

Trading costs

Trading profit

Trading margin

                153

              (135)

                      18

              12%

                144

              (127)

                      17

              12%

                   6%

                   7%

                  1%

Outlook

Reuters – 2006 Outlook

Total revenue, excluding currency effects, targeted
to grow around 5%

Trading profit

£80m of Fast Forward savings

£120m net impact of investment in Core Plus growth
and transformation

Cash flow

£220m of capital investment
   (£150m capex; £70m product development)

£90m fall in restructuring spend

Supplementary

£m

2005
Continuing

2005
Discontinued

2005
Reuters
Group

Trading profit

          Non cash items:

          -   Amortisation / depreciation / impairments

          -  Share schemes

          Capital investment

          Restructuring

          Property and other fixed asset disposals

          Working capital

          Taxation, Interest, Other

Free cash flow

          Net disposals / (acquisitions)

          Instinet dividend

          Reuters dividend

          Share buy-back

          Other

Movements

Net funds

              334

              113

                  30

           (178)

           (147)

                     3

                (46)

                (21)

                  88

              673

                  37

           (140)

           (223)

                     (1)

              434

              253

Supplementary – Reuters Group cash flow

                (16)

                      3

                  18

                    (7)

                        -

                        -

                (32)

                      4

                (30)

           (469)

             (60)

                        -

                        -

                  52

           (507)

                        -

              318

              116

                  48

           (185)

           (147)

                      3

                (78)

                (17)

                 58

              204

                (23)

           (140)

           (223)

                (73)

              253

Euro

24%

US Dollar

48%

Sterling

11%

Other*

17%

Supplementary – expected 2006 currency
weighting

Revenue

Trading costs

* Primarily Japanese Yen and Swiss Francs

Other*

19%

Sterling

28%

Euro

13%

US Dollar

40%

Revenue

Trading costs

Trading profit / (loss)

Restructuring*

Impairments and amortisation of
business combination intangibles

Investment income

Profit / (loss) on disposal of
subsidiaries

Fair value movements

Operating profit / (loss)

Trading margin

Supplementary – 2005 performance by division

S&T

Media

£m

Enterprise

Total

R&AM

    1,595

  (1,354)

           241

             (76)

             (13)

                    1

                    7

                 (3)

           157

        15%

           268

        (288)

             (20)

             (11)

                 (3)

                      -

                 (5)

                     2

             (37)

          (7%)

           393

        (298)

               95

             (17)

                 (5)

                      -

                    1

                    2

               76

        24%

           153

        (135)

               18

                 (8)

                 (1)

                      -

                     1

                     1

               11

        12%

    2,409

  (2,075)

           334

        (112)

             (22)

                    1

                    4

                    2

        14%

Business update

Tom Glocer
CEO

23 February 2006

Agenda

2005 achievements

Core Plus - early successes

Confidence to invest

         - Core Plus

         - Simplification

2005 achievements

3% revenue growth
(2003: 11% revenue decline)

£360m annualised cost savings

Revamped product line

Improved customer service

“Reshape our business”
Fast Forward

WE DID …

WE SAID …

Disposed of Instinet; Radianz

“Rationalise portfolio”

£363m via dividend & buy back

“Return cash to
shareholders”

Launched Core Plus

“Move from recovery
to growth”

Better products – better service

100,000
installed

Quarterly
updates

Clear market
leader

Enterprise

Reuters
Knowledge

Reuters
3000 Xtra

Core Plus
Early successes

Electronic trading

Good growth in transactions-based revenue

Increase in electronic trading between banks
and their customers

Over 40,000 trades per month on Reuters Electronic
Trading

New products gaining momentum

RTFI - 13 price makers; 80 client institutions

RTFX - 14 price makers; 40 client institutions

High value content

Reuters expertise

Impressive series of news scoops in 2005

Broader coverage

Public equity offerings

M&A data

Earnings estimates

New partnerships

MasterCard - exclusive “heads up” on US retail data

New enterprise approach

Significant expansion of Reuters relationship
with Citigroup

Greater use of Reuters content in Citi applications

Accelerates migration to Reuters latest desktops

More coherent use of our solutions across the
enterprise

New markets
Geographies, asset classes and consumer media

China

12% revenue growth in
2005

Successful CFETS FX
trading system

Comprehensive bond
reference rates

Stream of good Risk
Management contracts

India

19% revenue growth in
2005

TIMES NOW TV, with
Reuters branded
financial news

Bangalore now our
biggest content centre

Confidence to invest
Core Plus
Simplification

Core Plus

High value
content

New markets

Scale new products

Continue to build a multi-asset platform

Add exchange traded instruments e.g.
derivatives

Electronic
trading

Scale new products
e.g. Tick History, DataScope Select

New enterprise
approach

Simplification

£150 million cost savings by 2010

Easier to do business with Reuters

Improved customer
administration

Faster turnaround, fewer errors

Improved content
management

Higher quality programming in
fewer centres

Development
transformation

Improve service resilience and
disaster recovery

Data centre
rationalisation

23 February 2006.

Reuters and Citigroup sign groundbreaking enterprise-wide contract

New York, NY – Reuters (LSE: RTR; NASDQ: RTRSY), the global information company, has agreed a multi-year enterprise-wide contract with Citigroup. Reuters will supply the unique mix of content, desktops and enterprise infrastructure unveiled in its Core Plus growth strategy announced in July.

Under the terms of the agreement, Citigroup will have access to a range of Reuters desktop products and services including Reuters 3000 Xtra, Reuters Trader, Reuters Knowledge, Reuters Wealth Manager, Reuters Plus and Reuters Messaging. Citigroup will also have access to Reuters latest enterprise offerings, which include Reuters Datafeed Direct, which connects organisations to trading venues such as exchanges at ultra-high speeds, and the Reuters Wireless Delivery System, which delivers Reuters information to BlackBerry® users.

Jon Robson, Global Head of Focus Group Account Sales at Reuters, said: “Reuters goal is to be the information company our customers value most. Citigroup and Reuters have worked together to identify innovative ways to match indispensable content, cutting edge trading services, open financial information technologies and great customer service to the specific needs of each business group. Our new Core Plus business approach is an effective way to increase value and deepen our business relationships with our largest clients.”

Tom Glocer, Chief Executive Officer, Reuters, commented: “We are delighted to have the opportunity to broaden our relationship with Citigroup and are committed to helping our largest customer extract maximum value from our products and services. In particular, we are pleased that Citigroup has decided to join our newest transactions networks, and use Reuters to attract trade flow. This new agreement validates our Core Plus strategy, and demonstrates that we are starting to deliver on it.”

Dan Terrasi, Managing Director in the technology division of Citigroup’s Corporate and Investment Bank, stated: “Reuters is an important partner for an organization of Citigroup’s size and scale because of the broad range of products and services they are capable of delivering. Their rich content set of data, analytics and transaction services provide great value to many businesses throughout Citigroup. Reuters also provides an open environment that makes it easy for us to integrate their content set into our applications and the desktop.”

Ends

Contact:

Samantha Topping

Corporate Communications

Tel: +1 646 223 5223 Mob: +1 917 294 0329 samantha.topping@reuters.com

Miriam McKay

Corporate Communications

Tel: + 44 207 542 7057 Mob: + 44 7990 56 7057 Miriam.mckay@reuters.com

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

share buy-back announcements

RNS Number: 7942X
Reuters Group PLC01
February 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 443.37 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 68,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,373,207,606.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number: 8702X
Reuters Group PLC02
February 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 449.5 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 68,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,372,727,404.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

3 February 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 250,000 ordinary shares at a price of 449.5 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 69,150,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,372,494,506.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:4879Y
Reuters Group PLC15
February 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 850,000 ordinary shares at a price of 448.2 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 69,750,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,371,167,631.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

07:00 23Feb2006 REG-Reuters Group PLC <RTR.L> Transaction in Own Shs-Amend

RNS Number:8151Y
Reuters Group PLC22
February 2006

The following replaces the Transaction In Own Shares announcement released on 22 February at 17:05.

The announcement should read that Reuters Group PLC holds 70,900,000 ordinary shares and not 70,500,000 shares, their issued share capital should read 1,371,263,803 and not 1,371,663,803 shares. The full amended text appears below.

22 February 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 449.6917 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 70,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,371,263,803.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

23 February 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 7,500,000 ordinary shares at a price of 402.2823 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 78,400,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,363,763,803.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

24 February 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 406.2404 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 80,900,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,361,360,218.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

27 February 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,200,000 ordinary shares at a price of 399.8101 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 83,100,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,359,160,218.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

28 February 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,250,000 ordinary shares at a price of 381.5592 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 86,350,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,355,933,076.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number: 0910Z
Reuters Group PLC28
February 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that on 8 February 2006 it purchased through Citigroup Global Markets U.K. Equity Limited 150,000 ordinary shares at a price of 448.5 pence per share. The purchased shares will all be held as treasury shares.

Including the above purchase, Reuters Group PLC currently holds 86,350,000 ordinary shares as treasury shares. The total number of ordinary shares currently in issue (excluding shares held as treasury shares) is 1,355,933,076.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

Directors’ Dealings

24 February 2006
Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 24 February 2006, Penelope Hughes, a director at Reuters purchased 2392 shares at a price of £4.09 per share. Ms Hughes holds a total of 2392 shares. This holding does not exceed 1% of the issued share capital of the company.

Contact:

Group Secretariat — Elizabeth Maclean
Tel.no. +44 (0) 207 542 6706

24 February 2006
Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 24 February 2006, Niall FitzGerald, KBE, a director at Reuters purchased 5,000 shares at a price of £4.04 per share. Mr FitzGerald now holds a total of 55,000 shares. This holding does not exceed 1% of the issued share capital of the company.

Contact:

Group Secretariat — Elizabeth Maclean
Tel. no. +44 (0) 207 542 6706